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QVC GROUP

2024 ANNUAL REPORT
2025 PROXY STATEMENT

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, finance, product and marketing strategies, including QVC's WIN strategy; revenue growth at QVC; synergies; economic and macroeconomic trends; statements regarding the carrying value of intangible assets; projected sources and uses of cash; repayment of debt; fluctuations in interest rates and foreign currency exchange rates; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. You can identify some of the forward-looking statements by the use of forward-looking words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may" and other similar expressions, although not all forward-looking statements contain these identifying words. In particular, statements in our "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. You should not place undue reliance on these forward-looking statements made in this Annual Report. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- customer demand for our products and services and our ability to attract new customers and retain existing customers by anticipating customer demand and adapting to changes in demand;
- competitor responses to our products and services;
- increased digital TV penetration and the impact on channel positioning of our programs;
- the levels of online traffic to our businesses' websites and our ability to convert visitors into customers or contributors;
- uncertainties inherent in the development and integration of new business lines and business strategies;
- our future financial performance, including availability, terms, deployment of capital and our level of indebtedness;
- our ability to effectively manage our installment sales plans and revolving credit card programs;
- the cost and ability of shipping companies, manufacturers, suppliers, digital marketing channels, and vendors to deliver products, equipment, software and services;
- the outcome of any pending or threatened litigation;
- availability of qualified personnel;
- the impact of the seasonality of our businesses;
- changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission (**FCC**) and Environmental, Social and Governance (**ESG**) commitments and adverse outcomes from regulatory proceedings;
- changes in the nature of key strategic relationships with partners, distributors, suppliers and vendors, including our increased reliance on social media platforms as a marketing tool;
- domestic and international economic and business conditions and industry trends, including the impact of Brexit (as defined below) and the impact of inflation and increased labor costs;
- increases in market interest rates;
- changes in tariffs, trade policy and trade relations with the United Kingdom (**U.K.**) and China;
- consumer spending levels, including the availability and amount of individual consumer debt and customer credit losses;
- system interruption and the lack of integration and redundancy in the systems and infrastructures of our businesses;
- advertising spending levels;
- changes in distribution and viewing of television programming, including the expanded deployment of video on demand technologies and Internet protocol television and their impact on home shopping programming;
- rapid technological changes;
- failure to protect the security of personal information, including as a result of cybersecurity threats and cybersecurity incidents, subjecting us to potentially costly government enforcement actions and/or private litigation and reputational damage;
- the regulatory and competitive environment of the industries in which we operate;
- natural disasters, public health crises (such as COVID-19 and its variants or future pandemics or epidemics), political crises, and other catastrophic events or other events outside of our control, including climate change;

- threatened terrorist attacks, political and economic unrest in international markets and ongoing military action around the world;

- failure to successfully implement business improvement initiatives and growth strategies; and

- fluctuations in foreign currency exchange rates.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

LETTER TO SHAREHOLDERS

March 2025

2024 marked an important year for our business. We successfully concluded Project Athens and announced a new strategy to grow revenue while maintaining our improved adjusted OIBDA margin.[1]

Through Project Athens, we improved our cost structure and enhanced operating discipline, and ultimately delivered significant adjusted OIBDA margin and free cash flow[2] improvement. Linear TV is a highly engaging, highly profitable platform and it remains our cornerstone. However, as traditional TV declines and a mix of video platforms takes a greater share of customer attention, we must hurry our expansion beyond TV to find growth.

Our strategy is to transform QVC Group into a live social shopping company. We plan to intensify our already successful efforts in social and streaming to deliver $1.5 billion in run-rate revenue from these platforms within three years. We will **WIN** in live social shopping by pursuing three priorities:

- **Wherever She Shops:** Drive live shopping content to everywhere she spends her time

- **Inspiring People and Products:** Create the world's leading live social shopping content engine, inspiring human connection with incredible finds

- **New Ways of Working:** Lean into technology and continuous improvement to fund expansion onto new platforms and into new audiences

We are moving quickly on organizational changes to support our new strategy:

- We have rebranded our company as QVC Group (leveraging the name recognition of our largest brand).

- We are combining capabilities across U.S. live shopping and consolidating QVC U.S. and HSN operations in West Chester, Pennsylvania.

- We named Mike Fitzharris as President, QVC U.S. Brand & Chief Operating Officer, QVC Group (leading Content Production and Broadcast for QVC U.S. and HSN, and QVC Group Operations, People, and Technology) and Stacy Bowe as President, HSN Brand & U.S. Merchandising (leading Buying, Planning, Programming and Brand Marketing for QVC U.S. and HSN).

- We have hired a Chief Growth Officer to lead U.S. Social, Streaming, Digital (qvc.com and hsn.com), New Business Development, and Platform Distribution.

We are fundamentally redefining who we are as a company and the role we play for our customers and in retail. We enter this next phase of our turnaround with rigor and excitement.

Our Future in Live Social Shopping

Live social shopping is a new, fast-growing retail segment, where customers discover and purchase products by browsing through livestream video on their smartphones, tablets, laptops and TVs. Social commerce revenue in the U.S. is projected to nearly double from $76 billion in 2023 to more than $140 billion in 2028.[3] Among U.S. adults, minutes viewed on social media, OTT platforms (such as Netflix or Prime Video), and non-premium digital video platforms are rising 8% or more per year.[4]

While there are many players in live social shopping, no one has emerged as a leader. QVC Group is uniquely positioned to capture a meaningful portion of this market:

- We are the original innovators in live shopping, with unmatched capabilities at the intersection of live content production, retailing, customer relationship building, and holistic content distribution.

- We inspire deep levels of trust through our exceptional storytelling, personalities, products and customer service.

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[1] For a definition of adjusted OIBDA as defined by our company, as well as a reconciliation of adjusted OIBDA to operating income (loss), see "Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

[2] For definition and reconciliation of free cash flow, see Appendix A in QVC Group's Definitive Proxy Statement on Schedule 14A with respect to its annual meeting of stockholders.

[3] Source: Statista

[4] Source: eMarketer

- We produce more live shoppable content than anyone else—40,000+ hours per year, featuring 100+ celebrity partnerships and our own host-creators.

- We seamlessly distribute content across multiple platforms, including our creator affiliates, our social presence, our streaming service and streaming partners, and our linear TV channels.

- We sell large volumes of viral product in short time frames. Through our brand relationships, we offer 400,000 products. Our supply chain efficiently ships over 200 million units a year.

- Finally, content consumption and shopping behaviors on social platforms are similar to those on linear TV. Social scrolling is arguably the new channel surfing. Impulse buys account for 68% of purchases made on social platforms.[5]

We are already seeing success in live social shopping. Following our August launch on TikTok Shop, QVC's TikTok followers nearly tripled. Over 74,000 TikTok creators have featured QVC items in their posts, driving traffic to our TikTok Shop. Across our QVC and HSN social pages, social media impressions have risen 50+% a year.

Across our streaming content, monthly average users rose 80% in 2024, while minutes viewed rose 27% and attributed net revenue rose 19%. A single, 28-minute episode of "The Ultimate Gift Wrapping Challenge," our reality style competition show, attracted nearly 400,000 unique viewers who watched over 3 million minutes. Variety called "Busy This Week," our late-night talk show with actor, activist and writer Busy Philipps, "a high-profile example of efforts within [QVC Group] to embrace a new generation of celebrities and a wider range of programs and genres for its shopping-centric programming."

QxH (QVC U.S. and HSN)

Our core video commerce model remains highly attractive to a large, engaged customer base. Across QxH, repeat and reactivated customers accounted for 96% of 2024 sales. Existing customers spent $1,647 and bought 32 items in 2024, on average, both up 2% year-over-year. At QVC, our best customers (those who buy 20 or more items a year) spent $3,980 and bought 76 items, on average in 2024.

QVC's Age of Possibility campaign launched in April to further pursue our core customers: women 50+. As Martha Stewart told PEOPLE Magazine, QVC "has done a very good job of reaching many, many millions of people, but especially women over 50." Since launch, more than 420,000 women have joined our "Over 50 & Fabulous" Facebook group. Age of Possibility drove an 11% increase in 2024 sales for related brands, which include new offerings from actress Jennie Garth, style expert Stacy London, health advocate Naomi Watts, and more.

HSN is leaning into the unique appeal of our platform with celebrities to build relationships and drive viewership, sales and customer retention. Last month, actress Vivica A. Fox launched her exclusive fashion line with HSN. "The HSN design team made the process of developing my collection so much fun," Fox said. "I feel blessed and honored to be HSN family, it's a dream come true."

QVC International

QVC International was our best-performing business unit of 2024. The team delivered stable revenue while expanding adjusted OIBDA margin through growth and efficiency initiatives.

Integrated Experience—our holistic multiplatform experience focused on specific passions and interests that are most relevant for both customers and prospects—continues to build momentum. In the U.K., Integrated Experience drove an 18% sales increase in 2024 across gardening and menopause wellness, while in Germany, the concept resulted in a 17% increase in culinary sales. We added AI-powered personal assistants to Integrated Experience in 2024, and we look forward to extending this concept to new categories and markets.

Customers have embraced our big screen streaming app in the U.K., Germany and Italy, which offers livestreams of our broadcast channels and on-demand viewing of past shows. Across markets, monthly active users rose 14% in 2024, while minutes viewed rose over 200%. In all markets, we are expanding personalization in our digital platforms, based on successful pilots in 2024 that drove increased conversion. We expect further incremental conversion gains in 2025. For example, we are driving impulse purchases through targeted pop-ups related to the customer's browsing behavior.

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[5]   Source: Neilsen

Cornerstone Brands

Our Cornerstone Brands—Ballard Designs, Frontgate, Garnet Hill and Grandin Road—had a challenging 2024 due to the headwinds in the housing sector, as increasing mortgage rates and home ownership costs reached their highest levels in decades. Cornerstone revenue and OIBDA margin declined for the full year and had an outsized impact on the company's consolidated results.

Cornerstone launched a transformation plan to improve revenue and OIBDA, focused on opportunities in sourcing, ecommerce, and performance marketing. We are creating a performance marketing center-of-excellence to serve all four brands. We opened six new stores, including our first Garnet Hill store in Dedham, Massachusetts.

Capital Structure

We took action across the balance sheet and extended our debt maturity profile in 2024. We reduced principal amount of debt $442 million and tendered 89% of QVC's 2027 and 2028 notes, funded with $605 million of new 2029 notes and cash on hand. In February 2025, we addressed QVC's 2025 notes with revolver capacity and cash on hand. These actions place the business in a healthier operating position and eliminate any maturities coming due ahead of our credit facility which matures in 2026. Our go forward strategy will continue to prioritize solid free cash flow generation and debt reduction to strengthen our balance sheet.

Closing

Live social shopping is a once-in-a-generation opportunity for our company. Social and streaming are the next frontier for entertainment and retail, and we are well positioned to compete and WIN in this market. We are intently focused on achieving our objectives and on positioning our company for future success.

Thank you for your support, and we look forward to updating you on our progress.

David Rawlinson II
President & Chief Executive Officer

Gregory B. Maffei
Executive Chairman of the Board

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in QVC Group Series A and Series B common stock from December 31, 2019 through December 31, 2024 to the percentage change in the cumulative total return on the S&P 500 Index and the S&P 500 Retail Index. This chart includes the impact of (i) the special dividend of 0.03 of a share of QVC Group's newly-created preferred stock per share of common stock which was distributed to shareholders in September 2020, including the ongoing distributions of quarterly dividends paid to preferred stockholders and assuming reinvestment of such dividends into QVC Group's preferred stock, and (ii) the distribution of special cash dividends, assuming reinvestment of the cash proceeds into our common stock.



QVC Group Common Stock vs. S&P 500 and S&P 500 Retail Indices
12/31/19 to 12/31/24

	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
QVC Group Series A	$100.00	$219.77	$185.87	$ 46.80	$ 37.16	$ 29.67
QVC Group Series B	$100.00	$216.93	$184.56	$ 86.99	$103.62	$ 59.61
S&P 500 Index	$100.00	$116.26	$147.52	$118.84	$147.64	$182.05
S&P 500 Retail Index	$100.00	$122.81	$153.53	$124.63	$182.85	$263.14

Note: Trading data for the Series B shares is limited as they are thinly traded.

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2025 unless otherwise noted)
investors.qvcgrp.com/about/asset-list

The following table sets forth some of QVC Group, Inc.'s assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by QVC Group, Inc. and, to the extent known by QVC Group, Inc., other holders. In some cases, QVC Group, Inc.'s interest may be subject to buy/sell procedures, repurchase rights or dilution.

QVC GROUP, INC.			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT**[1] **(in millions)**	**ATTRIBUTED OWNERSHIP**[2]
Cornerstone Brands	Cornerstone is comprised of interactive, aspirational home and apparel lifestyle brands including Frontgate, Ballard Designs, Garnet Hill and Grandin Road.	N/A	100%
LIC Sound, LLC	Venture investment fund focused on technology companies.	N/A	Various[3]
Liberty Technology Venture Capital II, LLC	Investment fund focused on Israeli technology companies.	N/A	80%
QVC, Inc.	QVC, Inc. is a world leader in video commerce ("vCommerce"), which includes video-driven shopping across linear TV, ecommerce sites, digital streaming and social platforms. QVC offers an ever-changing collection of familiar brands and fresh new products—from home and fashion to beauty, electronics, and jewelry—and connects shoppers to interesting personalities, engaging stories, and award-winning customer service. QVC, Inc. includes QVC U.S., QVC International and HSN.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.
2) Represents undiluted ownership interest.
3) Includes portfolio of assets with varying non-controlling ownership percentages.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Each series of the common stock of QVC Group, Inc. (formerly named Qurate Retail, Inc., "QVC Group," the "Company," "we," "us" and "our") traded on the Nasdaq Global Select Market until December 2, 2024, when it began trading on the Nasdaq Capital Market. Our Series A and Series B common stock trade on the Nasdaq Capital Market, under the symbols "QVCGA" and "QVCGB" (formerly "QRTEA" and "QRTEB"). Stock price information for securities traded on the Nasdaq Capital Market can be found on the Nasdaq's website at www.nasdaq.com. The following table sets forth the range of high and low sales prices of shares of our Series B common stock for the years ended December 31, 2024 and 2023. Although our Series B common stock is traded on the Nasdaq Capital Market, an established public trading market does not exist for the stock, as it is not actively traded.

	QVC Group Series B (QVCGB)	
	High	Low
2023		
First quarter	$ 7.44	4.28
Second quarter	$ 9.50	3.69
Third quarter	$ 8.74	5.12
Fourth quarter	$ 9.15	5.42
2024		
First quarter	$ 7.69	3.87
Second quarter	$ 4.99	3.60
Third quarter	$ 4.90	3.30
Fourth quarter	$ 4.28	2.58

Holders

As of January 31, 2025, there were 2,019 and 55 record holders of our Series A and Series B common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Purchases of Equity Securities by the Issuer

Share Repurchase Programs

In May 2019, the board authorized the repurchase of $500 million of Series A or Series B common stock. In August 2021, the board authorized the repurchase of $500 million of Series A or Series B common stock.

There were no repurchases of Series A common stock, Series B common stock or the Company's 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Preferred Stock") during the three months ended December 31, 2024.

No shares of Series A common stock and 24 shares of Preferred Stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock during the three months ended December 31, 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Additionally, see note 2 of the accompanying consolidated financial statements for an overview of new accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

Overview

We own controlling and non-controlling interests in a broad range of video and online commerce companies. Our largest businesses and reportable segments are QxH (QVC U.S. and HSN, Inc. ("HSN")) and QVC International. QVC, Inc. ("QVC"), which includes QxH and QVC International, markets and sells a wide variety of consumer products in the United States ("U.S.") and several foreign countries via highly engaging video-rich, interactive shopping experiences primarily by means of its televised shopping programs and the Internet through its domestic and international websites and mobile applications. Cornerstone Brands, Inc. ("CBI") consists of a portfolio of aspirational home and apparel brands, and is a reportable segment. Our "Corporate and other" category includes corporate activity along with various cost method investments.

Zulily, LLC ("Zulily") was a wholly owned subsidiary of QVC Group until its divestiture on May 24, 2023. QVC Group recognized a loss on the divestiture of $64 million in the second quarter of 2023. Zulily is included in Corporate and other through May 23, 2023 and is not presented as a discontinued operation as the disposition did not represent a strategic shift that had a major effect on QVC Group's operations and financial results.

Included in revenue in the accompanying consolidated statements of operations is $301 million and $906 million for the years ended December 31, 2023 and 2022, respectively, related to Zulily. Included in net earnings (loss) in the accompanying consolidated statement of operations are losses of $44 million and $470 million for the years ended December 31, 2023 and 2022, respectively, related to Zulily.

Strategies and Challenges

QVC

On June 27, 2022, QVC Group announced a five-point turnaround plan designed to stabilize and differentiate its core HSN and QVC-U.S. businesses and expand the Company's leadership in video streaming commerce ("Project Athens"). Project Athens' main initiatives included: (i) improve customer experience and grow relationships - focus on rebuilding stronger connections with their customers; (ii) rigorously execute core processes - enhance core processes to deliver the human story telling experience behind a product while also sharing a clear and compelling value proposition through price optimization and assortment; (iii) lower cost to serve - right size its cost base to improve profitability and cash generation; (iv) optimize the brand portfolio - explore untapped opportunities to maximize brand value; and (v) build new high growth businesses - expand reach in the video streaming shopping market.

During 2022, QVC commenced the first phase of Project Athens, including actions to reduce inventory and a planned workforce reduction that was completed in February 2023. QVC recorded restructuring charges of $13 million during the year ended December 31, 2023 in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations. These initiatives were consistent with QVC's strategy to operate more efficiently as it implements its turnaround plan.

During the second quarter of 2024, QVC entered into an agreement and announced a plan to shift its global operating model for IT services to a managed services model. As a result, during the year ended December 31, 2024 QVC recorded restructuring charges of $18 million in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Project Athens laid the foundation for sustained growth by enhancing operational efficiency and financial margins and embedding a culture of continuous improvement. Following the completion of Project Athens and building on these successes, on November 14, 2024, QVC announced a transition to the WIN strategy, targeting top-line growth through three central priorities: (i) 'Wherever She Shops' - aims to enhance customer interactions across diverse platforms; (ii) 'Inspiring People & Products' - fosters rich, engaging content experiences; and (iii) 'New Ways of Working' - emphasizes leveraging technology and process enhancements to streamline operations and fuel innovation. With the WIN strategy, QVC plans to broaden content outreach by creating dynamic, purpose-built experiences that resonate across social media and digital streaming channels. By optimizing its production studios and fostering continuous improvement, QVC envisage content creation as an integrated, efficient process that adapts to various platforms without losing the essence of its brand. QVC aims to grow audiences and redefine shopping experiences, ensuring that it meets its customers wherever they are while building on its heritage for sustained success.

On January 29, 2025, the Company announced the consolidation of its QVC and HSN operations at the Company's Studio Park location in West Chester, PA, and the closing of the St. Petersburg, FL campus. The consolidation is part of QVC's organizational and strategic changes intended to support the company's growth strategy. QVC is currently evaluating the financial impact of the consolidation and anticipates recording severance and accelerated depreciation.

CBI.

CBI's goal is to continue to provide customers with appealing home furnishings and apparel products that delight and inspire. As customers shop CBI's breadth of products through its websites, retail stores or through its catalog mailings, they will find products that allow them to outfit their lives and homes to their unique style. CBI's brands, including Ballard Designs, Frontgate, Grandin Road and Garnet Hill, provide a selection of fresh, unique and aspirational merchandise curated every season. CBI intends to employ the following strategies to achieve these goals and objectives: (i) acquire new customers through effective direct-to-consumer marketing; (ii) expand brick-and-mortar retail in attractive markets; (iii) further develop proprietary product that is unique to its brand positioning; (iv) invest in cross brand loyalty programs and a redesigned mobile platform; and (v) build out a successful low cost supply chain network to support the growth of the business. During the third quarter of 2024, work began on CBI's business transformation initiative. The focus is to provide a service level to the customers that matches or exceeds expectations for premium home furnishing, textile and apparel products. The key elements of the transformation initiatives include building incremental capabilities within digital performance marketing, pricing, sourcing and retail stores.

CBI looks to leverage its sourcing network by leaning on its merchandising team for further proprietary product development. As CBI grows, continuing to identify a stable and reliable supplier base that can partner with its brand merchants to develop future collections and offering will be key to the long-term health and growth of the business. If CBI is not able to identify markets capable of manufacturing at a logistics cost structure that aids the brand desire for further proprietary product, it may lose customers to lower cost competitors who rely on trading houses for product. Even if CBI identifies new vendors, it may not be able to purchase desired merchandise in sufficient quantities or on acceptable terms in the future, and products from alternative sources, if any, may be of a lesser quality or more expensive than those from existing vendors. An inability to purchase suitable merchandise on acceptable terms or to source new vendors could have an adverse effect on CBI's business.

As a direct-to-consumer company, CBI endeavors to effectively target consumers to drive acquisition, repeat buyers and reactivated purchasers. CBI uses a balance of retail stores and digital marketing to entice customers to shop its assortment. CBI must incur costs related to its marketing efforts, including but not limited to, photography, digital analytics, paper purchases, catalog print relationships, and real estate development. As CBI grows, there will be challenges to market in a way that enables further consumer purchase expansion at a cost that continues to return value back to the business.

Trends

QVC's future net revenue will depend on its ability to grow through Digital Platforms (defined in the "Results of Operation – Businesses" section below), retain and grow revenue from existing customers and attract new customers. QVC's future net revenue may also be affected by (i) the willingness of cable television and direct-to-home satellite system operators to continue carrying QVC's programming service; (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult due to governmental action or from distributors converting analog customers to digital; (iii) changes in television viewing habits because of video-on-demand technologies and internet video services; (iv) QVC's ability to source new and compelling products; and (v) general economic conditions.

The current economic uncertainty in various regions of the world in which our subsidiaries and affiliates operate, has impacted and could continue to adversely affect demand for their products and services since a substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls, to varying degrees, during times of economic instability and inflationary pressures. Global financial markets may experience disruptions, including increased volatility and diminished liquidity and credit availability. If economic and financial market conditions in the U.S. or other key markets, including Europe and Japan, continue to be uncertain or deteriorate, customers may respond by suspending, delaying, or reducing their discretionary spending. Any further suspension, delay or reduction in discretionary spending could adversely affect revenue. Accordingly, our businesses' ability to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. Such weak economic conditions may also inhibit QVC's expansion into new European and other markets. The Company is currently unable to predict the extent of any of these potential adverse effects.

QVC has continued to see inflationary pressures during the period, including higher wages and merchandise costs consistent with inflation experienced by the global economy. If these pressures persist, inflated costs may result in certain increased costs outpacing QVC's pricing power in the near term.

Fire at Rocky Mount Distribution Center

In December 2021, QVC experienced a fire at its Rocky Mount fulfillment center in North Carolina. Rocky Mount was QVC's second-largest fulfillment center, processing approximately 25% to 30% of volume for QVC U.S., and also served as QVC U.S.'s primary returns center for hard goods. The building was significantly damaged as a result of the fire and related smoke and did not reopen. QVC took steps to mitigate disruption to operations including diverting inbound orders, leveraging its existing fulfillment centers and supplementing these facilities with short-term leased space as needed. QVC sold the property in February 2023 and received net cash proceeds of $19 million. QVC assessed its network footprint and is making investments to increase throughput as a result of the loss of the Rocky Mount fulfillment center.

Based on the provisions of QVC's insurance policies certain fire related costs were recoverable. In June 2023, QVC agreed to a final insurance settlement with its insurance company and received all remaining proceeds related to the Rocky Mount claim. During the year ended December 31, 2023, QVC received $280 million of insurance proceeds, of which $210 million represented recoveries for business interruption losses. During the year ended December 31, 2023, QVC recorded $32 million of fire related costs and recognized net gains of $208 million representing proceeds received in excess of recoverable losses in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statements of operations.

Sale-leaseback Transactions

In November 2022, QVC entered into agreements to sell two properties located in Germany and the U.K. to an independent third party. Under the terms of the agreements, QVC received net cash proceeds of $182 million related to its German and U.K. facilities when the sales closed in January 2023. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $113 million gain related to the successful sale leaseback of the German and U.K. properties during the first quarter of 2023 calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded $74 million of right-of-use assets and operating lease liabilities for the German and U.K. properties.

In December 2023, QVC entered into an agreement to sell an owned and operated property in Germany to an independent third party. This property was owned as of December 31, 2023, and was considered held for sale and included in other assets, at cost, net of accumulated amortization in the accompanying consolidated balance sheet. Under the terms of the agreement, QVC received net cash proceeds of $6 million related to its German facility when the sale closed in February 2024. QVC recognized a $1 million gain related to the sale during the first quarter of 2024, calculated as the difference between the aggregate consideration received and the carrying value of the property. Concurrent with the sale, the Company entered into an agreement to lease a portion of the property back over two years and recorded an operating lease right-of-use asset and operating lease liability of $1 million.

Results of Operations—Consolidated

General. We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our principal reportable segments. The "Corporate and other" category consists of corporate activity and various cost method investments. For a more detailed discussion and analysis of the financial results of the principal reporting segments, see "Results of Operations–Businesses" below.

A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to fiscal year 2023 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2023.

Operating Results

	Years ended December 31,	
	2024	2023
	amounts in millions	
Revenue		
QxH	$ 6,598	6,995
QVC International	2,399	2,454
CBI	1,040	1,165
Corporate and other	—	301
Consolidated QVC Group	$ 10,037	10,915
Operating Income (Loss)		
QxH	$ (1,045)	275
QVC International	275	370
CBI	2	35
Corporate and other	(41)	(90)
Consolidated QVC Group	$ (809)	590
Adjusted OIBDA		
QxH	$ 765	746
QVC International	333	325
CBI	36	67
Corporate and other	(31)	(64)
Consolidated QVC Group	$ 1,103	1,074

Revenue.   Our consolidated revenue decreased 8.0% for the year ended December 31, 2024, as compared to the corresponding prior year period. QxH, CBI and QVC International revenue decreased $397 million, $125 million and $55 million, respectively, during the year ended December 31, 2024, as compared to the same period in the prior year. See "Results of Operations–Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other revenue decreased $301 million for the year ended December 31, 2024, as compared to the same period in the prior year, due to Zulily's results only being recorded through May 23, 2023.

Operating income (loss).   Our consolidated operating income decreased $1,399 million for the year ended December 31, 2024 as compared to the corresponding prior year period, primarily due to the impairments of goodwill and intangible assets recorded during the year ended December 31, 2024. Operating income decreased $1,320 million at QxH, $95 million at QVC International, and $33 million at CBI. See "Results of Operations–Businesses" below for a more complete discussion of the results of operations of QVC and CBI. The decreases were partially offset by a decrease in operating loss at Corporate and other of $49 million, compared to the corresponding period in the prior year, primarily related to Zulily's operations only being recorded through May 23, 2023 as a result of the divestiture of Zulily.

Adjusted Operating Income Before Depreciation and Amortization ("OIBDA").   To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, and where applicable, separately identified impairments, litigation settlements, restructuring, penalties and fire related costs, net (including Rocky Mount inventory losses), and gains on sale of assets and leaseback transactions. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flows provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA.

	Years ended December 31,	
	2024	2023
	amounts in millions	
Operating income (loss)	$ (809)	590
Depreciation and amortization.	383	407
Stock-based compensation.	32	53
Restructuring, penalties and fire related costs, net of (recoveries)	18	(189)
Gains on sale of assets and sale leaseback transactions.	(1)	(113)
Impairment of intangible assets.	1,480	326
Adjusted OIBDA.	$ 1,103	1,074

Consolidated Adjusted OIBDA increased $29 million for the year ended December 31, 2024, as compared to the corresponding prior year period, primarily due to a decrease in Adjusted OIBDA losses of $33 million at Corporate and other and increases in Adjusted OIBDA of $19 million at QxH and $8 million at QVC International, partially offset by a decrease in Adjusted OIBDA of $31 million at CBI. See "Results of Operations–Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other Adjusted OIBDA loss decreased for the year ended December 31, 2024, as compared to the corresponding period in the prior year, primarily due to the divestiture of Zulily and Adjusted OIBDA losses only being recorded through May 23, 2023, partially offset by increased legal expense at the corporate level in the current year.

Other Income and Expense

Components of Other Income (Expense) are presented in the table below.

	Years ended December 31,	
	2024	2023
	amounts in millions	
Interest expense	$ (468)	(451)
Interest and dividend income	50	52
Realized and unrealized gains (losses) on financial instruments, net	(60)	(61)
Loss on disposition of Zulily	—	(64)
Tax sharing income (expense) with Liberty Broadband.	(4)	(11)
Other, net	—	11
Other income (expense)	$ (482)	(524)

Interest expense. Interest expense increased $17 million for the year ended December 31, 2024, as compared to the corresponding prior year period, due to the reversal of interest expense related to the settlement of state income tax reserves at QVC during the prior year, partially offset by a decrease in Corporate level interest expense due to the exchanges of the 1.75% Exchangeable Senior Debentures (as defined below).

Interest and dividend income. Interest and dividend income decreased $2 million for the year ended December 31, 2024, as compared to the corresponding prior year period, primarily related to decreases in invested cash balances during the year and lower interest rates on invested cash balances compared to the prior year.

Realized and unrealized gains (losses) on financial instruments.   Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Equity securities	$ (22)	(22)
Exchangeable senior debentures	(38)	(33)
Indemnification asset	—	(5)
Other financial instruments	—	(1)
	$ (60)	(61)

The changes in these accounts are due primarily to market factors and changes in the fair value of the underlying stocks or financial instruments to which these relate. The decrease in realized and unrealized losses for the year ended December 31, 2024, as compared to the corresponding prior year, was primarily due to a decrease in unrealized losses on the indemnification asset (see note 4 of the accompanying consolidated financial statements) as the indemnification agreement is no longer in place following the settlement of the 1.75% Exchangeable Senior Debentures, and a decrease in unrealized losses on the Company's equity securities, partially offset by an increase in unrealized losses on the exchangeable senior debentures driven by increases in stock prices of the securities underlying the debentures compared to the prior year.

Loss on disposition of Zulily. The Company recorded a net loss of $64 million associated with the disposition of Zulily during the year ended December 31, 2023 (see note 1 of the accompanying consolidated financial statements).

Tax sharing income (expense) with Liberty Broadband. The Company has a tax sharing agreement with Liberty Broadband. As a result, the Company recognized tax sharing loss of $4 million and $11 million for the years ended December 31, 2024 and 2023, respectively.

Other, net. Other, net decreased $11 million for the year ended December 31, 2024, when compared to the corresponding prior year periods. The activity captured in Other, net is primarily attributable to foreign exchange gains (losses), tax sharing income (loss) and gain (loss) on early extinguishment of debt. The decrease in Other, net for the year ended December 31, 2024 is primarily due to tax sharing income from Liberty Media Corporation ("LMC") in the prior year and tax sharing losses with LMC in the current year, and a loss on early extinguishment of debt in the current year, partially offset by foreign exchange gains in the current year compared to foreign exchange losses in the prior year.

Income taxes. Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,	
	2024	2023
Earnings (loss) before income taxes.	$ (1,291)	66
Income tax (expense) benefit	41	(160)
Effective income tax rate	3%	242%

For the year ended December 31, 2024 income tax benefit differs from the U.S. statutory rate of 21% due to an impairment of goodwill that is not deductible for tax purposes (see note 5 of the accompanying consolidated financial statements), and a benefit from a foreign tax loss that is fully offset by a valuation allowance.

For the year ended December 31, 2023 income tax expense was greater than the U.S. statutory rate of 21% due to state income tax expense, foreign income tax expense, the impairment of goodwill that is not deductible for tax purposes, non-deductible interest expense related to Preferred Stock and stock compensation, partially offset by tax benefits from a decrease in effective tax rate used to measure deferred taxes.

Net earnings (loss). We had net losses of $1,250 million and $94 million for the years ended December 31, 2024 and 2023, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2024 substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, securities of other government agencies, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, equity issuances, dividend and interest receipts, proceeds from asset sales, debt (including availability under the Credit Facility, as discussed in note 6 of the accompanying consolidated financial statements), and cash generated by the operating activities of our wholly-owned subsidiaries. Cash generated by the operating activities of our subsidiaries is only a source of liquidity to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted. For example, under QVC's bond indentures, it is able to pay dividends or make other restricted payments if it is not in default on its senior secured notes and its consolidated leverage ratio is no greater than 3.5 to 1.0 ("the senior secured notes leverage basket"). In addition, under the Credit Facility, QVC is able to pay dividends or make other restricted payments if it is not in default on the Credit Facility and its consolidated net leverage ratio is no greater than 4.0 to 1.0. Further, under QVC's bond indentures and the Credit Facility credit agreement, unlimited dividends are permitted to service the debt of QVC Group so long as there is no default (i.e., no leverage test is needed).

As of December 31, 2024, QVC's consolidated leverage ratio (as calculated under QVC's senior secured notes) was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to make dividends or other restricted payments under the senior secured notes. Although QVC will not be able to make unlimited dividends or other restricted payments under the senior secured notes leverage basket, QVC will continue to be permitted to make unlimited dividends to parent entities of QVC to service the principal and interest when due in respect of indebtedness of such parent entities (so long as there is no default under the indentures governing QVC's senior secured notes or the Credit Facility) and permitted to make certain restricted payments to QVC Group under an intercompany tax sharing agreement in respect of certain tax obligations of QVC and its subsidiaries.

QVC Group and its subsidiaries are in compliance with their debt covenants as of December 31, 2024. There were no changes to the Company's debt credit ratings during the year ended December 31, 2024.

As of December 31, 2024, QVC Group's liquidity position consisted of the following:

	Cash and cash equivalents
	amounts in millions
QVC	$ 297
CBI	135
Corporate and other	473
Total QVC Group	$ 905

To the extent that the Company recognizes any taxable gains from the sale of assets, we may incur tax expense and be required to make tax payments, thereby reducing any cash proceeds. Additionally, we have $1,586 million available for borrowing under the Credit Facility at December 31, 2024. As of December 31, 2024, QVC had approximately $208 million of cash and cash equivalents and restricted cash held in foreign subsidiaries that is available for domestic purposes with no significant tax consequences upon repatriation to the U.S. QVC accrues foreign taxes on the unremitted earnings of its international subsidiaries. Approximately 61% of this foreign cash balance was that of QVC Japan. QVC owns 60% of QVC Japan and shares all profits and losses with the 40% minority interest holder, Mitsui & Co, LTD.

Our cash generated by operating activities was significantly higher in 2023 than it was in 2024 and 2022 due to receipt of insurance proceeds and favorable working capital trends. We believe our businesses will continue to generate positive cash from operating activities in future periods.

	Years ended December 31,	
	2024	2023
Cash Flow Information	amounts in millions	
Net cash provided (used) by operating activities	$ 525	919
Net cash provided (used) by investing activities.	$ (225)	(54)
Net cash provided (used) by financing activities	$ (498)	(1,010)

During the year ended December 31, 2024, QVC Group's primary uses of cash were net debt repayments of $440 million, capital expenditures of $199 million, dividends paid to noncontrolling interest of $51 million, and expenditure for television distribution rights of $37 million.

The projected uses of QVC Group's cash in the next year, outside of normal operating expenses (inclusive of tax payments), are the costs to service outstanding debt including approximately $330 million for estimated interest payments on corporate level and other subsidiary debt, anticipated capital improvement spending between $230 million and $245 million, the repayment of certain debt obligations, payments related to television distribution rights, payment of dividends to the holders of the Preferred Stock, and additional investments in existing or new businesses. The Company also may be required to make net payments of income tax liabilities to settle items under discussion with tax authorities. The Company expects that cash on hand and cash provided by operating activities in future periods and outstanding borrowing capacity will be sufficient to fund projected uses of cash.

On February 27, 2024, QVC delivered a notice of redemption to the trustee and holders of QVC's 4.85% senior secured notes due 2024 (the "2024 Notes"). Pursuant to the notice of redemption, QVC redeemed the remaining outstanding 2024 Notes in full on March 28, 2024.

On September 11, 2024, QVC commenced a private offer to existing bondholders to exchange any and all of QVC's outstanding 4.75% Senior Secured Notes due 2027 (the "2027 Notes") for $350 principal amount of QVC's newly-issued 6.875% Senior Secured Notes due April 2029 (the "2029 Notes") and $650 in cash per $1,000 principal amount of 2027 Notes exchanged, and any and all of QVC's outstanding 4.375% Senior Secured Notes due 2028 (the "2028 Notes") for $1,000 principal amount of the 2029 Notes per $1,000 principal amount of 2028 Notes exchanged (the "Exchange"), and a private offer to purchase 2027 Notes and 2028 Notes for cash from holders who were not eligible to participate in the private exchange offer. On September 25, 2024, QVC issued $605 million aggregate principal amount of 2029 Notes and paid $352 million in cash consideration (including $277 million contributed by QVC Group) in exchange for $531 million of the 2027 Notes and $428 million of the 2028 Notes. The Exchange was accounted for as a debt modification in accordance with U.S. GAAP and fees paid to third parties were expensed during the year ended December 31, 2024 in other expense in the consolidated statement of operations.

On February 18, 2025, QVC repaid the remaining amount outstanding under the 4.45% Senior Secured Notes due 2025, at maturity, using availability on the Credit Facility and cash on hand.

The Company may from time to time repurchase any level of its outstanding debt through open market purchases, privately negotiated transactions, redemptions, tender offers or otherwise. Repurchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Off-Balance Sheet Arrangements and Aggregate Material Cash Requirements

In connection with agreements for the sale of assets by our Company, we may retain liabilities that relate to events occurring prior to the sale, such as tax, environmental, litigation and employment matters. We generally indemnify the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by us. These types of indemnification obligations may extend for a number of years. We are unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our material cash requirements, excluding uncertain tax positions as it is undeterminable when payments will be made, is summarized below.

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
		amounts in millions			
Consolidated material cash requirements					
Long-term debt (1)	$ 5,497	588	1,245	1,313	2,351
Interest payments (2)	3,415	327	522	428	2,138
Finance and operating lease obligations	1,411	124	225	217	845
Preferred Stock (3)	1,908	101	204	204	1,399
Purchase orders and other obligations (4)	2,564	2,100	319	145	—
Total	$ 14,795	3,240	2,515	2,307	6,733

(1) Amounts are reflected in the table at the outstanding principal amount, assuming the debt instruments will remain outstanding until the stated maturity date, and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2024, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2024 rates and (iii) assume that our existing debt is repaid at maturity.

(3) This amount reflects the annual 8.0% dividend on shares of Preferred Stock outstanding as of December 31, 2024 and redemption of the Preferred Stock on March 15, 2031.

(4) Amounts include open purchase orders for inventory and non-inventory purchases along with other material cash requirements.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with the audit committee of the Board of Directors.

Fair Value Measurements of Non-Financial Instruments. Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets, such as tradenames and our evaluation of the recoverability of our other long-lived assets upon certain triggering events, and our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations. If the carrying value of our long-lived assets exceeds their undiscounted cash flows, we are required to write the carrying value down to fair value. Any such write down is included in impairment of long-lived assets in our consolidated statements of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2024, the intangible assets not subject to amortization for each of our significant reportable segments were as follows:

	Goodwill	Tradenames	Total
	amounts in millions		
QxH	$ 1,465	2,120	3,585
QVC International	740	—	740
CBI	12	—	12
	$ 2,217	2,120	4,337

We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter of each year, or more frequently, if events or circumstances indicate impairment may have occurred. We utilize a qualitative assessment for determining whether a quantitative goodwill and other non-amortizable intangible asset impairment analysis is necessary. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. For the years ended December 31, 2024, 2023, and 2022, impairments of $902 million, $326 million, and $2,535 million, respectively, were recorded to QxH's goodwill. In 2022 an impairment of $226 million was recorded to Zulily's goodwill.

In 2024, an impairment of $578 million was recorded to tradenames in the QxH reporting unit (related to the tradenames associated with QVC and HSN). No tradename impairments were recorded during the year ended

December 31, 2023. In 2022, an impairment of $180 million was recorded to tradenames in the QxH reporting unit (related to the tradename associated with HSN). In 2022 an impairment of $140 million was recorded to Zulily's tradename.

Due to the goodwill and other intangible asset impairments discussed above, the fair values of goodwill and other intangible assets do not significantly exceed their carrying values. The Company will continue to monitor QVC's current business performance versus the current and updated long-term forecasts, among other relevant considerations, to determine if the carrying value of its assets (including goodwill and other intangible assets) is appropriate. Future outlook declines in revenue, cash flows, or other factors could result in a sustained decrease in fair value that may result in a determination that carrying value adjustments are required, which could be material.

Retail Related Adjustments and Allowances. QVC records adjustments and allowances for sales returns, inventory obsolescence and uncollectible receivables. Each of these adjustments is estimated based on historical experience. Sales returns are calculated as a percent of sales and are netted against revenue in its consolidated statements of operations. Sales returns represented 15.9% and 16.3% of gross product revenue for the years ended December 31, 2024 and 2023, respectively. The inventory obsolescence reserve is calculated as a percent of QVC's inventory at the end of a reporting period based on, among other factors, the aging of its inventory balance, the likely method of disposition, and the estimated recoverable values based on historical experience of inventory markdowns and liquidation. The change in the reserve is included in cost of goods sold in the consolidated statements of operations. As of December 31, 2024, QVC's inventory was $901 million, which was net of the obsolescence reserve of $112 million. As of December 31, 2023, QVC's inventory was $860 million, which was net of the obsolescence reserve of $115 million. QVC's allowance for credit losses is calculated as a percent of accounts receivable at the end of a reporting period, and is based on historical experience, with the change in such allowance recorded as a provision for credit losses in selling, general and administrative expenses in the consolidated statements of operations. Trade accounts receivable (including installment payment, credit card and customer receivables) were $1,140 million and $1,294 million, as of December 31, 2024 and 2023, respectively. Allowance for credit losses related to uncollectible trade accounts receivable was $75 million and $82 million as of December 31, 2024 and 2023, respectively. Each of these estimates requires management judgment and may not reflect actual results.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—Businesses

QVC

QVC is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs, the Internet and mobile applications.

In the U.S., QVC's televised shopping programs, including live and recorded content, are distributed across multiple channels nationally on a full-time basis, including QVC, QVC2, QVC3, HSN, and HSN2. The Company's U.S. programming is also available on QVC.com and HSN.com, which we refer to as QVC's "U.S. websites"; virtual multichannel video programming distributors (including Hulu + Live TV, DirectTV Stream and YouTube TV); applications via streaming video; Facebook Live, Roku, Apple TV, Amazon Fire, Xfinity Flex, Alphabet and Samsung TV Plus; mobile applications; social media pages and over-the-air broadcasters (collectively, the "Digital Platforms").

QVC's Digital Platforms enable consumers to purchase goods offered on its televised programming, along with a wide assortment of products that are available only on its U.S. websites. QVC.com and its other Digital Platforms (including its mobile applications, social media pages and others) are natural extensions of its business model, allowing customers to engage in its shopping experience wherever they are, with live or on-demand content customized to the device they are using. In addition to offering video content, QVC's U.S. websites allow shoppers to browse, research, compare and perform targeted searches for products, read customer reviews, control the order-entry process and conveniently access their account.

Internationally, QVC's televised shopping programs, including live and recorded content, are distributed to households outside the U.S., primarily in Germany, Austria, Japan, the United Kingdom ("U.K."), the Republic of Ireland, and Italy. In some of the countries where QVC operates, QVC's televised shopping programs are distributed across multiple QVC channels: QVC Style and QVC2 in Germany and QVC Beauty, QVC Extra and QVC Style in the U.K. Similar to the U.S., QVC's international businesses also engage customers via websites, mobile applications and social media pages. QVC's international business employs product sourcing teams who select products tailored to the interests of each local market.

QVC's operating results were as follows:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Net revenue	$ 8,997	9,449
Cost of goods sold (excluding depreciation and amortization shown below) . .	(5,905)	(6,273)
Operating expenses	(693)	(739)
Advertising expenses...	(312)	(289)
Selling, general and administrative expenses (excluding stock-based compensation and advertising)	(989)	(1,077)
Adjusted OIBDA	1,098	1,071
Restructuring, penalties and fire related (costs), net of recoveries...........	(18)	196
Gains on sale of assets and sale leaseback transactions	1	113
Impairment of intangible assets...................................	(1,480)	(326)
Stock-based compensation......................................	(20)	(37)
Depreciation and amortization.	(351)	(372)
Operating income (loss)...	$ (770)	645

Net revenue was generated from the following geographical areas:

	Years ended December 31,	
	2024	2023
	amounts in millions	
QxH	$ 6,598	6,995
QVC International..	2,399	2,454
	$ 8,997	9,449

QVC's consolidated net revenue decreased $452 million or 4.8% for the year ended December 31, 2024, as compared to the corresponding prior year. The $452 million decrease in 2024 net revenue was primarily due to a 2.9% decrease in units shipped attributable to QxH, partially offset by an increase in units shipped at QVC International. The decrease was also driven by a 1.6% decrease in average selling price per unit ("ASP") primarily driven by QVC International and to a lesser extent QxH, $52 million in unfavorable foreign exchange rates, and a $27 million decrease in shipping and handling revenue attributable to QxH. These decreases to net revenue were partially offset by a $112 million decrease in estimated product returns attributable to QxH.

During the year ended December 31, 2024, the change in revenue and expenses was affected by the change in the exchange rates for the Japanese Yen, the Euro and the U.K. Pound Sterling. In the event the U.S. Dollar strengthens against these foreign currencies in the future, QVC's revenue and operating cash flow is likely to be negatively affected.

In discussing QVC's operating results, the term "currency exchange rates" refers to the currency exchange rates QVC uses to convert the operating results for all countries where the functional currency is not the U.S. Dollar. QVC calculates the effect of changes in currency exchange rates as the difference between current period activity translated using the prior period's currency exchange rates. We refer to the results of this calculation as the impact of currency exchange rate fluctuations. Constant currency operating results refers to operating results without the impact of the currency exchange rate fluctuations. The disclosure of constant currency amounts or results permits investors to better understand QVC's underlying performance without the effects of currency exchange rate fluctuations.

The percentage change in net revenue for QVC in U.S. Dollars and in constant currency was as follows:

| | Year ended December 31, 2024 | | |
	U.S. dollars	Foreign Currency Exchange Impact	Constant currency
QxH	(5.7)%	— %	(5.7)%
QVC International	(2.2)%	(2.0)%	(0.2)%

In 2024, QxH's net revenue decline of $397 million, or 5.7% was attributable to a 5.3% decrease in units shipped, a 0.7% decrease in ASP and $25 million decrease in shipping and handling revenue. These declines were partially offset by a $97 million decrease in estimated product returns. For the year ended December 31, 2024, QxH experienced shipped sales declines across all product categories. QVC International's net revenue declined $4 million, or 0.2% in constant currency primarily due to a 2.9% decrease in ASP across all markets. These declines were primarily offset by a 2.6% increase in units shipped across all markets except Italy and Japan and a $15 million decrease in estimated product returns. For the year ended December 31, 2024, QVC International experienced shipped sales declines in apparel and beauty and growth in constant currency across all other product categories.

QVC's cost of goods sold as a percentage of net revenue was 65.6%, and 66.4% for the years ended December 31, 2024 and 2023, respectively. The decrease in cost of goods sold as a percentage of revenue in 2024 was primarily due to product margin favorability across both segments driven by mix within product categories and merchandising efforts including cost reduction and pricing actions, partially offset by higher obsolescence due to increased current year inventory levels across both segments and increased inventory aging in QVC International.

QVC's operating expenses are principally comprised of commissions, order processing and customer service expenses, credit card processing fees, and telecommunications expenses. Operating expenses decreased $46 million or 6% for the year ended December 31, 2024, as compared to the prior year. Operating expenses were 7.7% and 7.8% of net revenue for the years ended December 31, 2024 and 2023 respectively. The decrease in operating expenses in 2024 was primarily due to a decrease of $30 million in commissions expense at QxH primarily related to lower sales volume, higher web penetration and lower commission rates, a decrease of $7 million in personnel costs driven by QxH and a $6 million decrease as a result of favorable exchange rates.

QVC recorded advertising expenses of $312 million and $289 million for the years ended December 31, 2024 and 2023, respectively. QVC's advertising expenses increased $23 million, or 8.0% for the year ended December 31, 2024 compared to the corresponding prior year period, primarily due to a $26 million increase in advertising costs at QxH driven by increased focus on advertising campaigns in the current year.

QVC's selling, general and administrative expenses excluding stock-based compensation and advertising include personnel, information technology, provision for doubtful accounts and production costs. Such expenses decreased $88 million to 11.0% of net revenue for the year ended December 31, 2024 as compared to the prior year.

The decrease in 2024 resulted from a $41 million decrease in consulting expenses attributable to QxH resulting from investments in Project Athens made in the prior year, a $23 million decrease in personnel costs primarily attributable to QxH as a result of not meeting performance targets established in the QxH bonus plan in the current year and $6 million of favorability from foreign exchange rates.

QVC recorded a loss of $18 million and a gain of $196 million for the years ended December 31, 2024 and 2023, respectively, in restructuring, penalties and fire related costs, net of recoveries. For the year ended December 31, 2024, the restructuring loss related to the shift in QVC's IT operating model with a resulting workforce reduction. For the year ended December 31, 2023, the gain related to a $240 million gain on insurance proceeds received in excess of fire losses and a $17 million gain on the sale of the Rocky Mount property, partially offset by $32 million of other fire related costs, a Consumer Product Safety Commission ("CPSC") civil penalty of $16 million and $13 million of restructuring costs related to workforce reduction.

QVC recorded a $1 million gain on sale of assets and sale-leaseback transactions for the year ended December 31, 2024 related to the sale-leaseback of a property in Germany. QVC recorded $113 million of gains on sale of assets and sale leaseback transactions for the year ended December 31, 2023. These gains primarily related to the sale leaseback of two owned and operated properties located in Germany and the U.K.

QVC recorded impairment losses of $1,480 million and $326 million for the years ended December 31, 2024 and 2023, respectively, related to the decreases in fair value of tradenames and goodwill within the QxH reporting unit as a result of the quantitative assessments performed by the Company (see note 5 of the accompanying consolidated financial statements).

Stock-based compensation includes compensation related to options and restricted stock granted to certain officers and employees. QVC recorded $20 million and $37 million of stock-based compensation expense for the years ended December 31, 2024 and 2023, respectively. The decrease in 2024 was primarily related to a decline in the probability of satisfying performance objectives and changes in the market price of QVC Group's Series A common stock.

Depreciation and amortization decreased $21 million for the year ended December 31, 2024, as compared to the corresponding prior year. Depreciation and amortization included $62 million of acquisition related amortization during each of the years ended December 31, 2024 and 2023. For the year ended December 31, 2024, property and equipment depreciation decreased primarily due to assets that are fully depreciated in the current period at QxH. Television distribution right amortization and related expenses decreased due to lower subscriber counts.

CBI

CBI consists of a portfolio of aspirational home and apparel brands. The home brands are comprised of Ballard Designs, Frontgate, and Grandin Road, while Garnet Hill focuses primarily on apparel and accessories and is categorized as an apparel brand. There are also 35 retail and outlet stores located throughout the U.S., primarily comprised of Ballard Designs and Frontgate stores in the U.S. that sell merchandise through brick-and-mortar retail locations as well as via the Internet through their websites.

CBI's operating results for the last two years were as follows:

	Years ended December 31,	
	2024	2023
	amounts in millions	
Net revenue	$ 1,040	1,165
Cost of goods sold	(619)	(717)
Operating expenses	(41)	(45)
SG&A expenses (excluding stock-based compensation)	(344)	(336)
Adjusted OIBDA	36	67
Stock-based compensation	(2)	(4)
Depreciation and amortization	(32)	(26)
Restructuring costs	—	(2)
Operating income (loss)	$ 2	35

CBI's consolidated net revenue decreased 10.7% for the year ended December 31, 2024, as compared to the corresponding prior year, primarily attributable to a decrease in units shipped of 6.9% and ASP of 4.6% compared to the prior year. The decrease in ASP was primarily the result of increased promotional activity. The decrease in units shipped was due to lower demand in the home categories.

CBI's cost of goods sold as a percentage of net revenue was 59.5% and 61.5% for the years ended December 31, 2024 and 2023, respectively. Cost of goods sold as a percentage of net revenue decreased for the year ended December 31, 2024, compared to the prior year, primarily due to lower supply chain costs.

CBI's operating expenses are principally comprised of credit card processing fees and customer service expenses which are variable expenses that support sales activity. Operating expenses decreased $4 million for the year ended December 31, 2024, compared to the prior year, driven by decreased credit card fees and customer service charges due to decreased revenue.

CBI's SG&A expenses include print, digital and retail marketing. As a percentage of net revenue, SG&A increased to 33.1% from 28.8% for the years ended December 31, 2024 and 2023, respectively. This increase is primarily due to higher administrative costs and lower revenue compared to the prior year. The higher administrative costs were primarily due to increases in consulting fees due to business transformation initiatives, and to a lesser extent an increase in health insurance costs.

CBI's stock-based compensation expense decreased $2 million for the year ended December 31, 2024, compared to the corresponding period in the prior year, primarily due to a valuation adjustment.

CBI's depreciation and amortization expense increased $6 million for the year ended December 31, 2024, as compared to the corresponding period in the prior year, primarily due to increased capital investments, primarily in retail stores and technology.

CBI had restructuring charges of $2 million during the year ended December 31, 2023, as a result of a corporate restructuring in May 2023. The costs related to severance expense and outplacement services.

Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations by our subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2024, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
QxH and QVC International.	$ 1,195	6.1 %	$ 2,732	5.8 %
Corporate and other.	$ —	— %	$ 1,570	6.1 %

QVC Group is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of QVC's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. Dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. Dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, QVC Group may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. QVC's reported Adjusted OIBDA for the years ended December 31, 2024, 2023 and 2022 would have been impacted by approximately $3 million, $3 million and $4 million, respectively, for every 1% change in foreign currency exchange rates relative to the U.S. Dollar.

We periodically assess the effectiveness of our derivative financial instruments. With regard to interest rate swaps, we monitor the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields, in comparison to historical interest rate trends. We believe that any losses incurred with regard to interest rate swaps would be largely offset by the effects of interest rate movements on the underlying debt facilities. These measures allow our management to evaluate the success of our use of derivative instruments and to determine when to enter into or exit from derivative instruments.

Financial Statements and Supplementary Data.

The consolidated financial statements of QVC Group are included herein, beginning on page F-24.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Controls and Procedures.

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives") and under the supervision of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2024. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

See page F-20 for Management's Report on Internal Control Over Financial Reporting.

See page F-21 for KPMG LLP's report regarding the effectiveness of the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the Company's quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Other Information.

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's last fiscal quarter ended December 31, 2024.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rules 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management, with participation of the Executives, under the oversight of the Company's Board of Directors, evaluated the effectiveness of internal control over financial reporting as of December 31, 2024, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report, and issued an audit report on the Company's effectiveness of internal control over financial reporting. KPMG LLP's report appears on page F-21 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
QVC Group, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited QVC Group, Inc. and subsidiaries' (the Company), formerly known as Qurate Retail, Inc., internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and December 31, 2023, the related consolidated statements of operations, comprehensive earnings (loss), cash flows and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
QVC Group, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of QVC Group, Inc. and subsidiaries (the Company), formerly known as Qurate Retail, Inc., as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive earnings (loss), cash flows and equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over revenue

As discussed in note 2 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company generated $10,037 million of revenue for the year ended December 31, 2024, of which $6,598 million related to QxH, $2,399 million related to QVC International and $1,040 million related to

Cornerstone Brands, Inc. The processing of these revenue streams is reliant upon multiple information technology (IT) systems and the IT systems differ between revenue streams.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and the highly automated nature of certain processes to record revenue that involve interfacing significant volumes of data across multiple IT systems. The complexity of the IT environment required the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of revenue, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenue. We involved IT professionals with specialized skills and knowledge who assisted in testing certain general IT, manual, and automated internal controls over the IT systems used for the processing and recording of revenue, as well as certain internal controls to reconcile information produced by the various systems to the Company's general ledger. We assessed the revenue recorded by comparing cash receipts, adjusted for reconciling items, to the revenue recorded in the general ledger. We evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of such evidence.

Fair value of the QxH reporting unit and tradenames with indefinite lives

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company's reporting units align with its operating segments and the QxH operating segment goodwill balance was $1,465 million as of December 31, 2024. Tradenames with indefinite lives were $2,120 million as of December 31, 2024. The Company performs goodwill and indefinite-lived intangible asset impairment testing on an annual basis and more frequently if events and circumstances indicated that the asset might be impaired. The fair value of the QxH reporting unit was determined using a discounted cash flow method, and a goodwill impairment of $902 million was recorded. The fair value of tradenames with indefinite lives was determined using the relief from royalty method and a tradename impairment of $578 million was recorded. The impairment losses were recorded in the fourth quarter of 2024.

We identified the evaluation of the fair values of the QxH reporting unit and tradenames with indefinite lives as a critical audit matter. Subjective auditor judgment was required to evaluate the discount rates used to estimate the fair value of the QxH reporting unit and tradenames with indefinite lives. Minor changes in these assumptions could have had a significant impact on the fair values. Additionally, the evaluation of the discount rates required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill and indefinite-lived intangible assets impairment processes. This included a control related to the discount rate assumptions. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management by comparing them to a range of independently developed discount rates using publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 1995.

Denver, Colorado
February 27, 2025

QVC GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2024 and 2023

		2024	2023
Assets		amounts in millions	
Current assets:			
Cash and cash equivalents	$	905	1,121
Trade and other receivables, net		1,143	1,308
Inventory, net		1,061	1,044
Other current assets		190	209
Total current assets		3,299	3,682
Property and equipment		1,460	1,475
Accumulated depreciation		(958)	(963)
		502	512
Intangible assets not subject to amortization (note 5):			
Goodwill		2,217	3,164
Tradenames		2,120	2,698
		4,337	5,862
Intangible assets subject to amortization, net (note 5)		402	526
Operating lease right-of-use assets (note 7)		600	635
Other assets, at cost, net of accumulated amortization		103	151
Total assets	$	9,243	11,368

(continued)

QVC GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 2024 and 2023

	2024	2023
	amounts in millions	
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 776	895
Accrued liabilities	953	983
Current portion of debt, including $282 million and $219 million measured at fair value (note 6)	867	642
Other current liabilities	128	97
Total current liabilities	2,724	2,617
Long-term debt (note 6)	4,101	4,698
Deferred income tax liabilities (note 8)	1,313	1,531
Preferred stock (note 9)	1,272	1,270
Operating lease liabilities (note 7)	598	615
Other liabilities	120	148
Total liabilities	10,128	10,879
Equity		
Stockholders' equity (note 9):		
Series A common stock, $.01 par value. Authorized 4,000,000,000 shares; issued and outstanding 389,654,508 shares at December 31, 2024 and 383,047,720 shares at December 31, 2023	4	4
Series B common stock, $.01 par value. Authorized 150,000,000 shares; issued and outstanding 8,927,840 shares at December 31, 2024 and 8,700,380 shares at December 31, 2023	—	—
Additional paid-in capital	134	99
Accumulated other comprehensive earnings (loss), net of taxes	(15)	86
Retained earnings	(1,094)	196
Total stockholders' equity	(971)	385
Noncontrolling interests in equity of subsidiaries	86	104
Total equity	(885)	489
Commitments and contingencies (note 14)		
Total liabilities and equity	$ 9,243	11,368

See accompanying notes to consolidated financial statements.

QVC GROUP, INC. AND SUBSIDIARIES

Consolidated Statements Of Operations

Years ended December 31, 2024, 2023 and 2022

		2024	2023	2022
		amounts in millions, except per share amounts		
Total revenue, net	$	10,037	10,915	12,106
Operating costs and expenses:				
Cost of goods sold (exclusive of depreciation shown separately below)		6,524	7,230	8,417
Operating expense		734	795	835
Selling, general and administrative, including stock-based compensation		1,708	1,869	1,945
Impairment of intangible assets (note 5)		1,480	326	3,081
Gains on sale of assets and sale leaseback transactions		(1)	(113)	(520)
Restructuring, penalties and fire related costs, net of (recoveries) (note 14)		18	(189)	(92)
Depreciation and amortization		383	407	481
		10,846	10,325	14,147
Operating income (loss)		(809)	590	(2,041)
Other income (expense):				
Interest expense		(468)	(451)	(456)
Dividend and interest income		50	52	10
Realized and unrealized gains (losses) on financial instruments, net (note 4)		(60)	(61)	55
Loss on disposition of Zulily, net (note 1)		—	(64)	—
Tax sharing income (expense) with Liberty Broadband		(4)	(11)	79
Other, net		—	11	45
		(482)	(524)	(267)
Earnings (loss) before income taxes		(1,291)	66	(2,308)
Income tax (expense) benefit (note 8)		41	(160)	(224)
Net earnings (loss)		(1,250)	(94)	(2,532)
Less net earnings (loss) attributable to the noncontrolling interests		40	51	62
Net earnings (loss) attributable to QVC Group, Inc. shareholders	$	(1,290)	(145)	(2,594)
Basic net earnings (loss) attributable to QVC Group, Inc. shareholders per common share (note 2):	$	(3.26)	(0.37)	(6.83)
Diluted net earnings (loss) attributable to QVC Group, Inc. shareholders per common share (note 2):	$	(3.26)	(0.37)	(6.83)

See accompanying notes to consolidated financial statements.

QVC GROUP, INC. AND SUBSIDIARIES

Consolidated Statements Of Comprehensive Earnings (Loss)

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions		
Net earnings (loss)	$ (1,250)	(94)	(2,532)
Other comprehensive earnings (loss), net of taxes:			
Foreign currency translation adjustments	(87)	15	(182)
Recognition of previously unrealized losses (gains) on debt, net	—	(43)	(14)
Credit risk on fair value debt instruments gains (loss) (note 13)	(21)	84	277
Other	—	5	—
Other comprehensive earnings (loss)	(108)	61	81
Comprehensive earnings (loss)	(1,358)	(33)	(2,451)
Less comprehensive earnings (loss) attributable to the noncontrolling interests	33	44	46
Comprehensive earnings (loss) attributable to QVC Group, Inc. shareholders	$ (1,391)	(77)	(2,497)

See accompanying notes to consolidated financial statements.

QVC GROUP, INC. AND SUBSIDIARIES

Consolidated Statements Of Cash Flows

Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
	amounts in millions		
	(See note 3)		
Cash flows from operating activities:			
Net earnings (loss)	$ (1,250)	(94)	(2,532)
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	383	407	481
Impairment of intangible assets	1,480	326	3,081
Stock-based compensation	32	53	60
Noncash interest expense	7	9	10
Realized and unrealized (gains) losses on financial instruments, net	60	61	(55)
Gains on sale of assets and sale leaseback transactions	(1)	(113)	(520)
Gain on insurance proceeds, net of fire related costs	—	(225)	(132)
Deferred income tax expense (benefit)	(211)	80	12
Insurance proceeds received for inventory, operating expenses and business interruption losses	—	226	96
Loss on disposition of Zulily, net	—	64	—
Other noncash charges (credits), net	(6)	15	(38)
Changes in operating assets and liabilities			
Decrease (increase) in accounts receivable	144	36	124
Decrease (increase) in inventory	(28)	257	254
Decrease (increase) in prepaid expenses and other assets	67	68	102
(Decrease) increase in trade accounts payable	(104)	(34)	(446)
(Decrease) increase in accrued and other liabilities	(48)	(217)	(303)
Net cash provided (used) by operating activities	525	919	194
Cash flows from investing activities:			
Cash proceeds from dispositions of investments	7	71	13
Capital expenditures	(199)	(230)	(268)
Cash paid for disposal of Zulily	—	(41)	—
Expenditures for television distribution rights	(37)	(113)	(45)
Insurance proceeds received for fixed asset loss	—	54	184
Proceeds from sale of fixed assets	6	208	704
Payments for settlements of financial instruments	—	(179)	—
Payments from settlements of financial instruments	—	167	—
Other investing activities, net	(2)	9	13
Net cash provided (used) by investing activities	(225)	(54)	601
Cash flows from financing activities:			
Borrowings of debt	2,014	1,267	3,029
Repayments of debt	(2,454)	(2,258)	(3,008)
Withholding taxes on net share settlements of stock-based compensation	(2)	(1)	(7)
Dividends paid to noncontrolling interest	(51)	(53)	(68)
Dividends paid to common shareholders	(4)	(8)	(12)
Indemnification agreement settlement	—	45	—
Other financing activities, net	(1)	(2)	(6)
Net cash provided (used) by financing activities	(498)	(1,010)	(72)
Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash	(15)	(4)	(34)
Net increase (decrease) in cash, cash equivalents and restricted cash	(213)	(149)	689
Cash, cash equivalents and restricted cash at beginning of period	1,136	1,285	596
Cash, cash equivalents and restricted cash at end of period	$ 923	1,136	1,285

See accompanying notes to consolidated financial statements.

QVC GROUP, INC. AND SUBSIDIARIES

Consolidated Statements Of Equity

Years ended December 31, 2024, 2023 and 2022

| | | Stockholders' Equity | | | | | |
	Series A	Series B	Additional paid-in capital	Accumulated other comprehensive earnings (loss), net of taxes	Retained Earnings	Noncontrolling interest in equity of subsidiaries	Total equity
				amounts in millions			
Balance at December 31, 2021	$ 4	—	—	(79)	2,925	136	2,986
Net earnings (loss)	—	—	—	—	(2,594)	62	(2,532)
Other comprehensive earnings (loss)	—	—	—	97	—	(16)	81
Stock-based compensation	—	—	58	—	—	—	58
Distribution to noncontrolling interest	—	—	—	—	—	(69)	(69)
Withholding taxes on net share settlements of stock-based compensation	—	—	(7)	—	—	—	(7)
Distribution of dividends to common and preferred shareholders	—	—	—	—	6	—	6
Other	—	—	2	—	—	—	2
Balance at December 31, 2022	4	—	53	18	337	113	525
Net earnings (loss)	—	—	—	—	(145)	51	(94)
Other comprehensive earnings (loss)	—	—	—	68	—	(7)	61
Stock-based compensation	—	—	46	—	—	—	46
Distribution to noncontrolling interest	—	—	—	—	—	(53)	(53)
Withholding taxes on net share settlements of stock-based compensation	—	—	(1)	—	—	—	(1)
Distribution of dividends to common and preferred shareholders	—	—	—	—	4	—	4
Other	—	—	1	—	—	—	1
Balance at December 31, 2023	4	—	99	86	196	104	489
Net earnings (loss)	—	—	—	—	(1,290)	40	(1,250)
Other comprehensive earnings (loss)	—	—	—	(101)	—	(7)	(108)
Stock-based compensation	—	—	35	—	—	—	35
Distribution to noncontrolling interest	—	—	—	—	—	(51)	(51)
Withholding taxes on net share settlements of stock-based compensation	—	—	(2)	—	—	—	(2)
Other	—	—	2	—	—	—	2
Balance at December 31, 2024	$ 4	—	134	(15)	(1,094)	86	(885)

See accompanying notes to consolidated financial statements.

QVC GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2024, 2023 and 2022

(1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of QVC Group, Inc. (formerly named Qurate Retail, Inc.) and its controlled subsidiaries (collectively, "QVC Group," the "Company," “we,” “us,” and “our”) unless the context otherwise requires). All significant intercompany accounts and transactions have been eliminated in consolidation. QVC Group is made up of wholly-owned subsidiaries QVC, Inc. (“QVC”), which includes HSN, Inc. (“HSN”) Cornerstone Brands, Inc. (“CBI”), and other cost method investments, and is primarily engaged in the video and online commerce industries in North America, Europe and Asia.

QVC Group and GCI Liberty, Inc. (“GCI Liberty”) entered into a tax sharing agreement in connection with a split-off transaction that occurred in the first quarter of 2018 (the “GCI Liberty Split-Off”). Pursuant to that tax sharing agreement, GCI Liberty agreed to indemnify QVC Group for taxes and tax-related losses resulting from the GCI Liberty Split-Off to the extent such taxes or tax-related losses (i) result primarily from, individually or in the aggregate, the breach of certain restrictive covenants made by GCI Liberty (applicable to actions or failures to act by GCI Liberty and its subsidiaries following the completion of the GCI Liberty Split-Off), or (ii) result from Section 355(e) of the Internal Revenue Code applying to the GCI Liberty Split-Off as a result of the GCI Liberty Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by vote or value) in the stock of GCI Liberty (or any successor corporation). Following a merger between Liberty Broadband Corporation (“Liberty Broadband”) and GCI Liberty, Liberty Broadband has assumed the tax sharing agreement. QVC Group had a tax sharing payable of approximately $20 million and $16 million as of December 31, 2024 and 2023, respectively, included in Other liabilities in the consolidated balance sheets.

QVC Group and Liberty Media Corporation (“LMC”) entered into certain agreements in order to govern certain of the ongoing relationships between the two companies. These agreements include a reorganization agreement, a services agreement (the “Services Agreement”) and a facilities sharing agreement (the “Facilities Sharing Agreement”). Pursuant to the Services Agreement, LMC provides QVC Group with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity, and investor relations support. See below for a description of an amendment to the Services Agreement entered into in December 2019. QVC Group reimburses LMC for direct, out-of-pocket expenses incurred by LMC in providing these services and for QVC Group's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to QVC Group. Under the Facilities Sharing Agreement, QVC Group shares office space with LMC and related amenities at LMC's corporate headquarters. Under these various agreements approximately $8 million, $7 million and $7 million of these allocated expenses were reimbursable from QVC Group to LMC for the years ended December 31, 2024, 2023 and 2022, respectively.

In December 2019, the Company entered into an amended services agreement. Under the amended services agreement components of LMC’s former Chief Executive’s Officer’s (“CEO”) compensation was either paid directly to him or reimbursed to LMC, in each case, based on allocations set forth in the amended services agreement. For the years ended December 31, 2024, 2023 and 2022, the allocation percentage for the Company was 10%, 11% and 13%, respectively. See note 10 for additional information.

Zulily, LLC (“Zulily”) was a wholly owned subsidiary of QVC Group until its divestiture on May 24, 2023. QVC Group recognized a loss on the divestiture of $64 million in the second quarter of 2023. Zulily is included in Corporate and other through May 23, 2023 and is not presented as a discontinued operation as the disposition did not represent a strategic shift that had a major effect on QVC Group’s operations and financial results.

Included in revenue in the accompanying consolidated statements of operations is $301 million and $906 million, for the years ended December 31, 2023 and 2022, respectively, related to Zulily. Included in net earnings (loss) in the accompanying consolidated statement of operations is a loss of $44 million and $470 million, for the years ended December 31, 2023 and 2022, respectively, related to Zulily.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Trade Receivables

Trade receivables are reflected net of an allowance for credit losses and sales returns. A provision for bad debts is provided as a percentage of accounts receivable based on historical experience in the period of sale and included in selling, general and administrative expense ("SG&A"). A provision for vendor receivables are determined based on an estimate of probable expected losses and included in cost of goods sold.

A summary of activity in the allowance for credit losses is as follows:

	Balance beginning of year	Additions Charged to expense	Other	Deductions- write-offs	Balance end of year
		amounts in millions			
2024	$ 102	57	(1)	(67)	91
2023	$ 111	59	(6)	(62)	102
2022	$ 107	82	(1)	(77)	111

Inventory

Inventory, consisting primarily of products held for sale, is stated at the lower of cost or market. Cost is determined by the average cost method, which approximates the first-in, first-out method. Assessments about the realizability of inventory require the Company to make judgments based on currently available information about the likely method of disposition including sales to individual customers, returns to product vendors, liquidations and the estimated recoverable values of each disposition category. Inventory is stated net of inventory obsolescence reserves of $118 million and $121 million for the years ended December 31, 2024 and 2023, respectively.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings.

The Company generally enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash flow hedge is reported in earnings.

Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2024	2023
	amounts in millions	
Land	$ 63	68
Buildings and improvements	452	421
Support equipment	884	917
Projects in progress	51	59
Finance lease right-of-use ("ROU") assets	10	10
Total property and equipment	$ 1,460	1,475

Property and equipment, including significant improvements, is stated at amortized cost, less impairment losses, if any. Depreciation is computed using the straight-line method using estimated useful lives of 2 to 9 years for support equipment and 8 to 20 years for buildings and improvements. Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $90 million, $102 million and $158 million, respectively.

Intangible Assets

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of our reporting units. A reporting unit is defined in accounting guidance in accordance with U.S. generally accepted accounting principles ("GAAP") as an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company considers its reporting units to align with its operating segments. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in QVC Group's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Noncontrolling Interests

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statements of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

Foreign Currency Translation

The functional currency of the Company is the U.S. Dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in stockholders' equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. These realized and unrealized gains and losses are reported in the Other, net line item in the consolidated statements of operations.

Revenue Recognition

Disaggregated revenue by segment and product category consisted of the following:

	Year ended December 31, 2024				
	QxH	QVC Int'l	CBI	Corp and other	Total
	amounts in millions				
Home	$ 2,626	975	864	—	4,465
Apparel	1,177	418	176	—	1,771
Beauty	1,010	566	—	—	1,576
Accessories	799	208	—	—	1,007
Electronics	539	69	—	—	608
Jewelry	293	161	—	—	454
Other revenue	154	2	—	—	156
Total Revenue	$ 6,598	2,399	1,040	—	10,037

	Year ended December 31, 2023				
	QxH	QVC Int'l	CBI	Corp and other	Total
	amounts in millions				
Home	$ 2,768	982	984	76	4,810
Apparel	1,207	436	181	113	1,937
Beauty	1,083	588	—	14	1,685
Accessories	846	208	—	79	1,133
Electronics	617	68	—	2	687
Jewelry	304	165	—	11	480
Other revenue	170	7	—	6	183
Total Revenue	$ 6,995	2,454	1,165	301	10,915

	QxH	QVC Int'l	CBI	Corp and other	Total
			Year ended December 31, 2022		
			amounts in millions		
Home .... $	2,866	998	1,112	241	5,217
Apparel	1,243	445	201	351	2,240
Beauty	1,108	579	—	42	1,729
Accessories	867	217	—	210	1,294
Electronics	775	92	—	7	874
Jewelry	311	185	—	32	528
Other revenue	189	12	—	23	224
Total Revenue .... $	7,359	2,528	1,313	906	12,106

Consumer Product Revenue and Other Revenue. QVC Group's revenue includes sales of consumer products in the following categories: home, beauty, apparel, accessories, electronics and jewelry, which are primarily sold through live merchandise-focused televised shopping programs and via our websites and other interactive media, including catalogs.

Other revenue consists primarily of income generated from our company branded credit cards in which a large consumer financial services company provides revolving credit directly to the Company's customers for the sole purpose of purchasing merchandise or services with these cards. In return, the Company receives a portion of the net economics of the credit card program.

Revenue Recognition. Revenue is recognized when obligations with our customers are satisfied; generally this occurs at the time of shipment to our customers consistent with when control of the shipped product passes. The recognized revenue reflects the consideration we expect to receive in exchange for transferring goods, net of allowances for returns.

The Company recognizes revenue related to its company branded credit cards over time as the credit cards are used by QVC Group's customers.

Sales, value add, use and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

The Company has elected to treat shipping and handling activities that occur after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company accrues the related shipping costs and recognizes revenue upon delivery of goods to the shipping carrier. In electing this accounting policy, all shipping and handling activities are treated as fulfillment costs.

The Company generally has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money.

Significant Judgments. QVC Group's products are generally sold with a right of return and we may provide other credits or incentives, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period as additional information becomes available. The Company has determined that it is the principal in vendor arrangements as the Company can establish control over the goods prior to shipment. Accordingly, the Company records revenue for these arrangements on a gross basis.

An allowance for returned merchandise is provided as a percentage of sales based on historical experience. Sales tax collected from customers on retail sales is recorded on a net basis and is not included in revenue.

A summary of activity in the allowance for sales returns, is as follows:

	Balance beginning of year	Additions - charged to earnings	Deductions	Balance end of year
		amounts in millions		
2024 . . . . $	219	1,734	(1,763)	190
2023 . . . . $	215	1,898	(1,894)	219
2022 . . . . $	274	1,917	(1,976)	215

Cost of Goods Sold

Cost of goods sold primarily includes actual product cost, provision for obsolete inventory, buying allowances received from suppliers, shipping and handling costs and warehouse costs.

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising expense aggregated $484 million, $497 million and $536 million for the years ended December 31, 2024, 2023 and 2022, respectively. Advertising costs are reflected in the SG&A, including stock-based compensation line item in our consolidated statements of operations and are shown separately in note 15.

Stock-Based Compensation

As more fully described in note 11, the Company has granted to its directors, employees and employees of its subsidiaries options, restricted stock and stock appreciation rights relating to shares of QVC Group common stock ("QVC Group common stock") (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Stock compensation expense, which was included in SG&A expense in the accompanying consolidated statements of operations, was $32 million, $53 million and $60 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

Leases

The Company has operating leases, finance leases, and has entered into sale leaseback transactions. Refer to note 7 for a discussion on accounting for leases and other financial disclosures.

Earnings (Loss) Attributable to QVC Group Stockholders and Earnings (Loss) Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented.

Series A and Series B Common Stock

EPS for all periods through December 31, 2024, is based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2024, 2023 and 2022 are approximately 21 million, 26 million and 33 million potentially dilutive common shares, respectively, because their inclusion would be antidilutive.

	Years ended December 31,		
	2024	**2023**	**2022**
	number of shares in millions		
Basic WASO	396	387	380
Potentially dilutive shares.	—	1	3
Diluted WASO	396	388	383

Reclasses and adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. QVC Group considers (i) fair value measurements of non-financial instruments, (ii) accounting for income taxes and (iii) estimates of retail-related adjustments and allowances to be its most significant estimates.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Improvements to Income Tax Disclosures, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which expands disclosures about specific expense categories at interim and annual reporting periods. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance for the year ended December 31, 2024 and has applied it retrospectively to all prior periods presented in the financial statements. See note 15 for segment disclosures.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

		Years ended December 31,		
		2024	2023	2022
		amounts in millions		
Cash paid for interest	$	458	471	447
Cash paid for income taxes, net	$	153	107	284

The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

		December 31,	
		2024	2023
		amounts in millions	
Cash and cash equivalents	$	905	1,121
Restricted cash included in other current assets		18	15
Total cash, cash equivalents and restricted cash in the consolidated statement of cash flows	$	923	1,136

(4) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs, other than quoted market prices included within Level 1, are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

Description	December 31, 2024			December 31, 2023		
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
			amounts in millions			
Cash equivalents	$ 652	652	—	726	726	—
Debt	$ 282	—	282	219	—	219

The majority of the Company's Level 2 financial assets and liabilities are debt instruments with quoted market prices that are not considered to be traded on "active markets," as defined in GAAP. Accordingly, the debt instruments are reported in the foregoing table as Level 2 fair value.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Equity securities	$ (22)	(22)	13
Exchangeable senior debentures	(38)	(33)	324
Indemnification asset [1]	—	(5)	(273)
Other financial instruments	—	(1)	(9)
	$ (60)	(61)	55

---

(1) Pursuant to an indemnification agreement Liberty Broadband agreed to indemnify Liberty Interactive LLC ("LI LLC") for certain payments made to holders of LI LLC's 1.75% exchangeable senior debentures due 2046 (the "1.75% Exchangeable Senior Debentures"). As of December 31, 2023, all remaining 1.75% Exchangeable Senior Debentures were either retired or exchanged.

The Company has elected to account for its exchangeable debt using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statement of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable.

The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk were losses of $27 million, gains of $50 million and gains of $341 million, net of the recognition of previously unrecognized gains and losses, for the years ended December 31, 2024, 2023, and 2022, respectively. During the year ended December 31, 2023, the Company recognized $60 million of previously unrecognized gains related to the retirement of a portion of the 1.75% Exchangeable Senior Debentures, which was recognized through realized and unrealized gains (losses) on financial instruments, net on the consolidated statement of operations. The cumulative change was a gain of $512 million as of December 31, 2024, net of the recognition of previously unrecognized gains and losses.

(5) Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	QxH	QVC International	CBI	Corporate and Other	Total
		amounts in millions			
Balance at January 1, 2023	$ 2,693	778	12	18	3,501
Foreign currency translation adjustments	—	7	—	—	7
Dispositions (1)	—	—	—	(18)	(18)
Impairments	(326)	—	—	—	(326)
Balance at December 31, 2023	2,367	785	12	—	3,164
Foreign currency translation adjustments	—	(45)	—	—	(45)
Impairments	(902)	—	—	—	(902)
Balance at December 31, 2024	$ 1,465	740	12	—	2,217

(1) Zulily goodwill was eliminated as a result of the divestiture of Zulily on May 24, 2023 (see note 1).

As presented in the accompanying consolidated balance sheets, tradenames is the other significant indefinite lived intangible asset, $2,120 million which all related to the QxH segment.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are comprised of the following:

	December 31, 2024			December 31, 2023		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
			amounts in millions			
Television distribution rights	$ 535	(489)	46	592	(509)	83
Customer relationships	2,816	(2,722)	94	2,825	(2,684)	141
Other.	1,241	(979)	262	1,193	(891)	302
Total	$ 4,592	(4,190)	402	4,610	(4,084)	526

The weighted average life of these amortizable intangible assets was approximately nine years at the time of acquisition. However, amortization is expected to match the usage of the related asset and will be on an accelerated basis as demonstrated in table below.

Amortization expense for intangible assets with finite useful lives was $293 million, $305 million and $323 million for the years ended December 31, 2024, 2023 and 2022, respectively. Based on its amortizable intangible assets as of December 31, 2024, QVC Group expects that amortization expense will be as follows for the next five years (amounts in millions):

2025	$	218
2026	$	143
2027	$	41
2028	$	—
2029	$	—

Impairments

During the fourth quarter of 2024, as a result of recent financial performance and macroeconomic conditions, the Company initiated a process to evaluate its current business model and long-term business strategy. It was determined that an indication of impairment existed for the QxH reporting unit related to the QVC and HSN tradenames and goodwill. With the assistance of a third party specialist, the fair value of the tradenames was determined using the relief from royalty method, primarily using a discounted cash flow model using projections of future operating performance (income approach) and applying a royalty rate (market approach) (Level 3), and an impairment in the amount of $578 million for the QVC and HSN tradenames, was recorded during the fourth quarter of 2024, in the impairment of intangible assets line item in the consolidated statements of operations. With the assistance of a third party specialist, the fair value of the QxH reporting unit was determined using a discounted cash flow method (Level 3), and a goodwill impairment in the amount of $902 million was recorded, in the impairment of intangible assets line item in the consolidated statements of operations.

During prior years indications of impairment existed for the QxH and Zulily reporting units related to their tradenames and goodwill. With the assistance of a third party specialist, the fair value of the tradenames was determined using the relief from royalty method, primarily using a discounted cash flow model using QxH's and Zulily's projections of future operating performance (income approach) and applying a royalty rate (market approach) (Level 3), and impairments in the amounts of $180 million and $140 million for QxH (related to the tradename associated with the HSN brand) and Zulily, respectively, were recorded during the third quarter of 2022, in the impairment of intangible assets line item in the consolidated statements of operations. With the assistance of a third party specialist, the fair value of the QxH and Zulily reporting units was determined using a discounted cash flow method (Level 3), and goodwill impairments in the amounts of $326 million and $2,535 million for QxH were recorded in 2023 and 2022, respectively, and a goodwill impairment of $226 million for Zulily was recorded in 2022, in the impairment of intangible assets line item in the consolidated statements of operations.

Based on the impairment losses recorded, the estimated fair value of the QxH reporting unit does not significantly exceed its carrying value as of December 31, 2024. As of December 31, 2024 the Company had accumulated goodwill impairment losses of $3,763 million attributed to the QxH reporting unit.

(6) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2024	Carrying value December 31, 2024	Carrying value December 31, 2023
		amounts in millions	
Corporate level debentures			
8.5% Senior Debentures due 2029	$ 287	286	286
8.25% Senior Debentures due 2030	505	503	503
4% Exchangeable Senior Debentures due 2029 [1][2][3]	350	128	101
3.75% Exchangeable Senior Debentures due 2030 [1][2][3]	428	154	118
Subsidiary level notes and facilities			
QVC 4.85% Senior Secured Notes due 2024[3]	—	—	423
QVC 4.45% Senior Secured Notes due 2025[2]	586	585	585
QVC 4.75% Senior Secured Notes due 2027	44	44	575
QVC 4.375% Senior Secured Notes due 2028	72	72	500
QVC 6.875% Senior Secured Notes due 2029	605	605	—
QVC 5.45% Senior Secured Notes due 2034	400	400	399
QVC 5.95% Senior Secured Notes due 2043	300	300	300
QVC 6.375% Senior Secured Notes due 2067	225	225	225
QVC 6.25% Senior Secured Notes due 2068	500	500	500
QVC Bank Credit Facilities	1,195	1,195	857
Deferred loan costs	—	(29)	(32)
Total consolidated QVC Group debt	$ 5,497	4,968	5,340
Less debt classified as current		(867)	(642)
Total long-term debt		$ 4,101	4,698

(1) Measured at fair value
(2) Classified as current as of December 31, 2024
(3) Classified as current as of December 31, 2023

Exchangeable Senior Debentures

Each $1,000 debenture of LI LLC's 4% exchangeable senior debentures due 2029 ("4% Exchangeable Senior Debentures") was exchangeable at the holder's option for the value of 3.2265 shares of Sprint Corporation ("Sprint") common stock and 0.7860 shares of Lumen Technologies, Inc. ("Lumen Technologies") (formerly known as CenturyLink, Inc.) common stock. On April 1, 2020, T-Mobile US, Inc. ("T-Mobile") completed its acquisition of Sprint Corporation

("TMUS/S Acquisition") for 0.10256 shares of T-Mobile for every share of Sprint Corporation. Following the TMUS/S Acquisition, the reference shares attributable to each $1,000 original principal amount of the 4% Exchangeable Senior Debentures consist of 0.3309 shares of common stock of T-Mobile, and 0.7860 shares of common stock of Lumen Technologies. LI LLC may, at its election, pay the exchange value in cash, T-Mobile and Lumen Technologies common stock or a combination thereof. LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest. As a result of various principal payments made to holders of the 4% Exchangeable Senior Debentures, the adjusted principal amount of each $1,000 debenture is $902 as of December 31, 2024.

Each $1,000 debenture of LI LLC's 3.75% exchangeable senior debentures due 2030 ("3.75% Exchangeable Senior Debentures") was exchangeable at the holder's option for the value of 2.3578 shares of Sprint common stock and 0.5746 shares of Lumen Technologies common stock. Following the TMUS/S Acquisition, each $1,000 debenture of LI LLC's 3.75% Exchangeable Senior Debentures is exchangeable at the holder's option for the value of 0.2419 shares of T-Mobile common stock and 0.5746 shares of Lumen Technologies common stock. LI LLC may, at its election, pay the exchange value in cash, T-Mobile and Lumen Technologies common stock or a combination thereof. LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest. As a result of various principal payments made to holders of the 3.75% Exchangeable Senior Debentures, the adjusted principal amount of each $1,000 debenture is $931 as of December 31, 2024. On February 18, 2025, the Company completed the semiannual interest payment of $18.75 per $1,000 debenture and made an additional distribution of $0.3701 per debenture, resulting in an ending principal amount for each $1,000 debenture of $929 as of February 15, 2025.

QVC Group has elected to account for all of its exchangeables using the fair value option. Accordingly, changes in the fair value of these instruments are recognized as unrealized gains (losses) in the statements of operations. On a quarterly basis, QVC Group determines whether a triggering event has occurred to require current classification of certain exchangeables, as discussed below.

The Company has classified the debentures that could be redeemed for cash as a current liability because the Company does not own shares to exchange the debentures or they are currently exchangeable. The Company also reviews the terms of the debentures on a quarterly basis to determine whether a triggering event for an open exchange window has occurred, which requires current classification of the exchangeables as the exchange is at the option of the holder. Exchangeable senior debentures classified as current totaled $282 million at December 31, 2024.

Interest on the Company's exchangeable debentures is payable semi-annually based on the date of issuance. At maturity, all of the Company's exchangeable debentures are payable in cash.

Senior Debentures

Interest on the 8.5% senior debentures due 2029 and the 8.25% senior debentures due 2030 (collectively, the "Senior Debentures") is payable semi-annually based on the date of issuance. The Senior Debentures are stated net of aggregate unamortized discount and issuance costs of $3 million at December 31, 2024 and $3 million at December 31, 2023. Such discount and issuance costs are being amortized to interest expense in the accompanying consolidated statements of operations.

QVC Senior Secured Notes

During prior years, QVC issued $600 million principal amount of 4.85% senior secured notes at an issue price of 99.927% (the "2024 Notes"), $600 million principal amount of 4.45% senior secured notes due 2025 (the "2025 Notes") at an issue price of 99.860%, $400 million principal amount 5.45% senior secured notes due 2034 at an issue price of 99.784%, $300 million principal amount of 5.95% senior secured notes due 2043 at an issue price of 99.973%, $225 million of 6.375% senior notes due 2067 (the "2067 Notes") at par, and $500 million of the 6.25% senior secured notes due 2068 ("2068 Notes") at par.

During the second quarter of 2023, QVC purchased $177 million of the outstanding 2024 Notes and $15 million of the outstanding 2025 Notes. As a result of the repurchases, QVC recorded a gain on extinguishment of debt, included in other, net in the consolidated statements of operations of $10 million for the year ended December 31, 2023. The remaining outstanding 2024 Notes were repaid in March 2024. As of December 31, 2024, the remaining outstanding 2025 Notes are classified within the current portion of long-term debt as they mature in less than one year. On February 18, 2025, QVC repaid the remaining outstanding 2025 Notes, at maturity, using availability on the Credit Facility and cash on hand.

On September 11, 2024, QVC commenced a private offer to existing bondholders to exchange any and all of QVC's outstanding 4.75% Senior Secured Notes due 2027 (the "2027 Notes") for $350 principal amount of QVC's newly-issued 6.875% Senior Secured Notes due April 2029 (the "2029 Notes") and $650 in cash per $1,000 principal amount of 2027 Notes exchanged, and any and all of QVC's outstanding 4.375% Senior Secured Notes due 2028 (the "2028 Notes") for $1,000 principal amount of the 2029 Notes per $1,000 principal amount of 2028 Notes exchanged (the "Exchange"), and a private offer to purchase 2027 Notes and 2028 Notes for cash from holders who were not eligible to participate in the private exchange offer. On September 25, 2024, QVC issued $605 million aggregate principal amount of 2029 Notes and paid $352 million in cash consideration (including $277 million contributed by QVC Group) in exchange for $531 million of the 2027 Notes and $428 million of the 2028 Notes. The Exchange was accounted for as a debt modification in accordance with U.S. GAAP and fees paid to third parties were expensed during the year ended December 31, 2024 in other expense in the consolidated statement of operations.

The senior secured notes contain certain covenants, including certain restrictions on QVC and its restricted subsidiaries (subject to certain exceptions) with respect to, among other things: incurring additional indebtedness; creating liens on property or assets; making certain loans or investments; selling or disposing of assets; paying certain dividends and other restricted payments; consolidating or merging; entering into certain transactions with affiliates; entering into sale or leaseback transactions; and restricting subsidiary distributions.

The senior secured notes permit QVC to make unlimited dividends or other restricted payments so long as QVC is not in default under the indentures governing the senior secured notes and QVC's consolidated leverage ratio is not greater than 3.5 to 1.0 (the "senior secured notes leverage basket"). As of December 31, 2024, QVC's consolidated leverage ratio (as calculated under QVC's senior secured notes) was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to make dividends or other restricted payments under the senior secured notes. Although QVC will not be able to make unlimited dividends or other restricted payments under the senior secured notes leverage basket, QVC will continue to be permitted to make unlimited dividends to parent entities of QVC to service the principal and interest when due in respect of indebtedness of such parent entities (so long as there is no default under the indentures governing QVC's senior secured notes) and permitted to make certain restricted payments to QVC Group under an intercompany tax sharing agreement in respect of certain tax obligations of QVC and its subsidiaries.

Credit Facility

On October 27, 2021, QVC amended and restated its latest credit agreement (as amended and restated, the "Fifth Amended and Restated Credit Agreement") and refinanced the Credit Facility by entering into the Fifth Amended and Restated Credit Agreement with Zulily, CBI, and QVC Global, each a direct or indirect (or former, in the case of Zulily) wholly owned subsidiary of QVC Group, as borrowers (QVC, Zulily, CBI and QVC Global, collectively, the "Borrowers"), JPMorgan Chase Bank, N.A., as administrative agent, and the other parties named therein. In connection with the Zulily divestiture (see note 1), Zulily is no longer a co-borrower in the Credit Facility, and Zulily repaid its outstanding borrowings under the Fifth Amended and Restated Credit Agreement using cash contributed from QVC Group, which was approximately $80 million.

The Fifth Amended and Restated Credit Agreement is a multi-currency facility providing for a $3.25 billion revolving credit facility, with a $450 million sub-limit for letters of credit and an alternative currency revolving sub-limit equal to 50% of the revolving commitments thereunder. The Credit Facility may be borrowed by any Borrower, with each Borrower jointly and severally liable for the outstanding borrowings. Borrowings under the Fifth Amended and Restated Credit Agreement bear interest at either the ABR Rate or a LIBOR-based rate (or the applicable non-U.S. Dollar equivalent rate) (such rate, the "Term Benchmark/RFR Rate") at the applicable Borrower's election in each case plus a margin. Borrowings that are ABR Rate loans will bear interest at a per annum rate equal to the base rate plus a margin that varies between 0.25% and 0.625% depending on the Borrowers' combined ratio of consolidated total debt to consolidated EBITDA (the "consolidated leverage ratio"). Borrowings that are Term Benchmark/RFR Rate loans will bear interest at a per annum rate equal to the applicable rate plus a margin that varies between 1.25% and 1.625% depending on the Borrowers' consolidated leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. No mandatory prepayments will be required other than when borrowings and letter of credit usage exceed availability; provided that, if CBI, QVC Global or any other borrower under the Credit Facility (other than QVC) is removed, at the election of QVC, as a borrower thereunder, all of its loans must be repaid and its letters of credit are terminated or cash collateralized. Any amounts prepaid on the Credit Facility may be reborrowed.

On June 20, 2023, QVC, QVC Global and CBI, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto entered into an agreement whereby, in accordance with the Fifth Amended and Restated Credit Agreement, LIBOR-based rate loans denominated in U.S. dollars made on or after June 30, 2023 would be replaced with Secured Overnight Financing Rate ("SOFR") based rate loans. Borrowings that are SOFR-based loans will bear interest at a per annum rate equal to the applicable SOFR rate, plus a credit spread adjustment, plus a margin that varies between 1.25% and 1.625% depending on the Borrowers' consolidated leverage ratio.

The loans under the Credit Facility are scheduled to mature on October 27, 2026. Payment of the loans may be accelerated following certain customary events of default.

The payment and performance of the Borrowers' obligations under the Fifth Amended and Restated Credit Agreement are guaranteed by each of QVC's, QVC Global's, and CBI's Material Domestic Subsidiaries (as defined in the Fifth Amended and Restated Credit Agreement), if any, and certain other subsidiaries of any Borrower that such Borrower has chosen to provide guarantees. Further, the borrowings under the Fifth Amended and Restated Credit Agreement are secured, pari passu with QVC's existing notes, by a pledge of all of QVC's equity interests. The borrowings under the Fifth Amended and Restated Credit Agreement are also secured by a pledge of all of CBI's equity interests.

The Fifth Amended and Restated Credit Agreement contains certain affirmative and negative covenants, including certain restrictions on the Borrowers and each of their respective restricted subsidiaries (subject to certain exceptions) with respect to, among other things: incurring additional indebtedness; creating liens on property or assets;

making certain loans or investments; selling or disposing of assets; paying certain dividends and other restricted payments; dissolving, consolidating or merging; entering into certain transactions with affiliates; entering into sale or leaseback transactions; restricting subsidiary distributions; and limiting the Borrowers' consolidated leverage ratio.

Borrowings under the Fifth Amended and Restated Credit Agreement may be used to repay outstanding indebtedness, pay certain fees and expenses, finance working capital needs and general purposes of the Borrowers and their respective subsidiaries and make certain restricted payments and loans to the Borrowers' respective parents and affiliates.

Availability under the Fifth Amended and Restated Credit Agreement at December 31, 2024 was $1,586 million, which is limited by restrictions on our consolidated leverage ratio. The interest rates on the Fifth Amended and Restated Credit Agreement were 6.06%, 7.03%, and 5.75% at December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, outstanding trade letters of credit totaled $108 million and $116 million, respectively.

Five Year Maturities

The annual principal maturities of QVC Group's debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2025	$	588
2026	$	1,198
2027	$	47
2028	$	75
2029	$	1,238

Fair Value of Debt

QVC Group estimates the fair value of its debt based on the quoted market prices for the same or similar issues or on the current rate offered to QVC Group for debt of the same remaining maturities (Level 2). The 2067 Notes and 2068 Notes are traded on the New York Stock Exchange, and the Company considers them to be actively traded. As such, the 2067 Notes and 2068 Notes are valued based on their trading price (Level 1). The fair value, based on quoted prices of instruments not considered to be active markets, of QVC Group's publicly traded debt securities that are not reported at fair value in the accompanying consolidated balance sheets is as follows (amounts in millions):

	December 31,	
	2024	**2023**
Senior debentures	$ 374	350
QVC senior secured notes	$ 1,942	2,512

Due to the variable rate nature, QVC Group believes that the carrying amount of its subsidiary debt not discussed above approximated fair value at December 31, 2024.

(7) Leases

Right-of-use assets and lease liabilities are initially recognized based on the present value of the future lease payments over the expected lease term. As for most leases the implicit rate is not readily determinable, the Company uses a discount rate in determining the present value of future payments based on the Company's incremental borrowing rate on a collateralized basis aligning with the term of the lease. Our lease agreements include both lease and non-lease components, which the Company accounts for as a single lease component. The Company's leases have base rent periods and some with optional renewal periods. Leases with base rent periods of less than 12 months are not recorded on the balance sheet. For purposes of measurement of lease liabilities, the expected lease terms may include renewal options when it is reasonably certain that the Company will exercise such options.

Leases with an initial term greater than twelve months are classified as either finance or operating. Finance leases are generally those that we substantially use or pay for the entire asset over its estimated useful life and are recorded in property and equipment. All other leases are categorized as operating leases and recorded in operating lease right-of-use assets.

We have entered into sale leaseback transactions. To determine whether the transaction should be accounted for as a sale, we evaluate whether control of the asset has transferred to a third party. If the transfer of the asset is determined to be a sale, we recognize the transaction price for the sale based on cash proceeds received, derecognize the carrying amount of the asset sold, and recognize a gain or loss in the consolidated statement of operations for any difference between the carrying value of the asset and the transaction price. The leaseback is accounted for according to our lease policy discussed above. If the transfer of the asset is not determined to be a sale, we account for the transaction as a financing arrangement.

The Company has finance lease agreements with transponder and transmitter network suppliers for the right to transmit its signals. The Company is also party to a finance lease agreement for data processing hardware and a warehouse. The Company also leases data processing equipment, facilities, office space, retail space and land. These leases are classified as operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate.

Our leases have remaining lease terms of less than one year to 18 years, some of which may include the option to extend for up to 20 years, and some of which include options to or terminate the leases within less than one year.

The components of lease cost during the years ended December 31, 2024, 2023 and 2022 were as follows:

| | Years ended December 31, | | |
	2024	2023	2022
	amounts in millions		
Operating lease cost (1)	$ 160	168	127
Finance lease cost			
Depreciation of leased assets	$ 2	2	5
Interest on lease liabilities	—	—	3
Total finance lease cost	$ 2	2	8

---

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the financial statements.

The remaining weighted-average lease term and the weighted-average discount rate were as follows:

| | December 31, | | |
	2024	2023	2022
Weighted-average remaining lease term (years):			
Finance leases	—	1.4	1.9
Operating leases	12.2	12.6	9.6
Weighted-average discount rate:			
Finance leases	3.4%	2.3%	2.1%
Operating leases	14.4%	13.4%	10.2%

Supplemental balance sheet information related to leases was as follows:

| | December 31, | |
| | 2024 | 2023 |
	amounts in millions	
Operating leases:		
Operating lease ROU assets	$ 600	635
Current operating lease liabilities (1)	$ 41	39
Operating lease liabilities	598	615
Total operating lease liabilities	$ 639	654
Finance Leases:		
Finance lease ROU assets (3)	$ 10	10
Finance lease ROU asset accumulated depreciation (3)	(10)	(8)
Finance lease ROU assets, net.	$ —	2
Current finance lease liabilities (1)	$ —	1
Finance lease liabilities (2)	—	1
Total finance lease liabilities	$ —	2

(1) Included within the Other current liabilities line item on the consolidated balance sheets.
(2) Included within the Other liabilities line item on the consolidated balance sheets.
(3) Included within the Property and equipment line item on the consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
	2024	2023	2022
	in millions		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 116	126	108
Operating cash outflows from finance leases	$ —	—	3
Financing cash outflows from finance leases	$ 1	2	6
ROU assets obtained in exchange for lease obligations:			
Operating leases	$ 25	163	306

Future lease payments under operating leases with initial terms of one year or more at December 31, 2024 consisted of the following:

	Operating Leases amounts in millions
2025	$ 124
2026	114
2027	111
2028	109
2029	108
Thereafter...	845
Total lease payments	$ 1,411
Less: imputed interest	772
Total lease liabilities	$ 639

In June 2022, QVC modified the finance lease for its distribution center in Ontario, California which reduced the term of the lease and removed QVC's ability to take ownership of the distribution center at the end of the lease term. QVC will make annual payments over the modified lease term. Since the lease was modified and removed QVC's ability to take ownership at the end of the lease term, the Company accounted for the modification similar to a sale and leaseback transaction, and as a result, QVC received net cash proceeds of $250 million and recognized a $240 million gain on the sale of the distribution center during the second quarter of 2022 calculated as the difference between the aggregate consideration received (including cash and forgiveness of the remaining financing obligation of $84 million) and the carrying value of the distribution center. The gain is included in gains on sale of assets and sale leaseback transactions in the consolidated statement of operations. The Company accounted for the modified lease as an operating lease and recorded a $37 million right-of-use asset and a $31 million operating lease liability, with the difference attributable to prepaid rent.

In December 2023, QVC modified the lease for its distribution center in Ontario, California pursuant to which QVC extended the term of the lease through December 31, 2030 with an option to renew the lease for an additional 3-year term ending December 31, 2033.

In July 2022, QVC sold five owned and operated properties located in the U.S. to an independent third party and received net cash proceeds of $443 million. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $277 million gain related to the successful sale leaseback for the year ended December 31, 2022, calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded a $207 million right-of-use asset and a $205 million operating lease liability, with the difference attributable to initial direct costs.

In November 2022, QVC entered into agreements to sell two properties located in Germany and the U.K. to an independent third party. Under the terms of the agreements, QVC received net cash proceeds of $182 million related to its German and U.K. facilities when the sale closed in January 2023. Concurrent with the sale, the Company entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years, with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recorded a gain of $113 million related to the successful sale leaseback of the German and U.K. properties during the first quarter of 2023 calculated as the difference between the aggregate consideration received and the carrying value of the properties. QVC accounted for the leases as operating at the close of the sale leaseback transaction and recorded $74 million of right-of-use assets and operating lease liabilities for the German and U.K. properties.

On October 31, 2022, the Company entered into foreign currency forward contracts with an aggregate notional amount of $167 million to mitigate the foreign currency risk associated with the sale and leaseback of Germany and U.K. properties. The forward did not qualify as a cash flow hedge under U.S. GAAP. Changes in the fair value of the forward are reflected in realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations. The forward expired in January 2023 which resulted in a net cash settlement of $12 million.

In December 2023, QVC entered into an agreement to sell an owned and operated property in Germany to an independent third party. This property was owned as of December 31, 2023, and was considered held for sale and included in other assets, at cost, net of accumulated amortization in the accompanying consolidated balance sheet. Under the terms of the agreement, QVC received net cash proceeds of $6 million related to its German facility when the sale closed in February 2024. QVC recognized a $1 million gain related to the sale during the first quarter of 2024, calculated as the difference between the aggregate consideration received and the carrying value of the property. Concurrent with the sale, the Company entered into an agreement to lease a portion of the property back over two years and recorded an operating lease right-of-use asset and operating lease liability of $1 million.

(8) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Current:			
Federal	$ (86)	(8)	(99)
State and local	(6)	12	(29)
Foreign	(78)	(84)	(84)
	(170)	(80)	(212)
Deferred:			
Federal	172	(50)	(4)
State and local	42	(3)	(27)
Foreign	(3)	(27)	19
	211	(80)	(12)
Income tax benefit (expense)	$ 41	(160)	(224)

The following table presents a summary of our domestic and foreign earnings (losses) from continuing operations before income taxes:

	Years ended December 31,		
	2024	**2023**	**2022**
	amounts in millions		
Domestic	$ (1,525)	(236)	(2,530)
Foreign	234	302	222
Total	$ (1,291)	66	(2,308)

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% as a result of the following:

		Years ended December 31,	
	2024	2023	2022
	amounts in millions		
Computed expected tax benefit (expense)	$ 271	(14)	485
State and local income taxes, net of federal income taxes	24	(21)	(35)
Tax on foreign earnings, net of federal tax benefits	210	(24)	(15)
Change in valuation allowance affecting tax expense	(236)	—	—
Change in tax rate	(2)	16	(8)
Non-deductible equity distribution	(1)	—	(41)
Impairment of non-deductible goodwill	(189)	(68)	(580)
Non-deductible interest on Preferred Stock	(21)	(21)	(21)
Stock compensation	(6)	(17)	(6)
Executive compensation	(6)	(4)	(3)
Other, net	(3)	(7)	—
Income tax benefit (expense)	$ 41	(160)	(224)

For the year ended December 31, 2024, income tax benefit differs from the U.S. statutory rate of 21% due to an impairment of goodwill that is not deductible for tax purposes (see note 5), and a benefit from a foreign tax loss that is fully offset by a valuation allowance.

For the year ended December 31, 2023, income tax expense was greater than the U.S. statutory rate of 21% due to state income tax expense, foreign income tax expense, the impairment of goodwill that is not deductible for tax purposes, non-deductible interest expense related to Preferred Stock, and stock compensation, partially offset by tax benefits from a decrease in effective tax rate used to measure deferred taxes.

For 2022, the most significant portion of the losses before income taxes relates to a goodwill impairment that is not deductible for tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2024	2023
	amounts in millions	
Deferred tax assets:		
Tax losses and credit carryforwards	$ 594	297
Foreign tax credit carryforwards	101	99
Accrued stock compensation	4	7
Operating lease liability	123	129
Other accrued liabilities	35	36
Prepaid royalty	43	68
Other	163	133
Deferred tax assets	1,063	769
Valuation allowance	(500)	(264)
Net deferred tax assets	563	505
Deferred tax liabilities:		
Intangible assets	540	686
Fixed assets	22	106
Discount on exchangeable debentures	1,136	1,053
Other	152	159
Deferred tax liabilities	1,850	2,004
Net deferred tax liabilities	$ 1,287	1,499

As of December 31, 2024, the Company had a deferred tax asset of $594 million for net operating losses and interest expense carryforwards. If not utilized to reduce income tax liabilities in future periods, $375 million of these loss carryforwards will expire at various times between 2025 and 2044. The remaining $219 million of losses and interest expense carryforwards may be carried forward indefinitely. These carryforwards are expected to be utilized by the Company, except for $416 million which, based on current projections, will not be utilized in the future and are subject to a valuation allowance.

As of December 31, 2024, the Company had a deferred tax asset of $101 million for foreign tax credit carryforwards. If not utilized to reduce income tax liabilities in future periods, these foreign tax credit carryforwards will expire at various times between 2026 and 2034. The Company estimates that $82 million of its foreign tax credit carryforward will expire without utilization and are subject to a valuation allowance.

A reconciliation of unrecognized tax benefits is as follows:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Balance at beginning of year	$ 67	97	88
Additions based on tax positions related to the current year	3	5	8
Additions for tax positions of prior years	—	1	12
Reductions for tax positions of prior years	(3)	(3)	(2)
Lapse of statute and settlements	(6)	(33)	(9)
Balance at end of year	$ 61	67	97

As of December 31, 2024, 2023 and 2022, the Company had recorded tax reserves of $61 million, $67 million and $97 million, respectively, related to unrecognized tax benefits for uncertain tax positions. If such tax benefits were to be recognized for financial statement purposes, $48 million for the year ended December 31, 2024, would be reflected in the Company's tax expense and affect its effective tax rate. QVC Group's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. The Company has tax positions for which the amount of related unrecognized tax benefits could change during 2025. The amount of unrecognized tax benefits related to these positions could change as a result of potential settlements, lapsing of statute of limitations and revisions of estimates. It is reasonably possible that the amount of the Company's gross unrecognized tax benefits may decrease within the next twelve months by up to $19 million.

As of December 31, 2024, the Company's tax years prior to 2021 are closed for federal income tax purposes, and the Internal Revenue Service ("IRS") has completed its examination of the Company's 2021 and 2022 tax years. However, 2021 and 2022 remain open until the statute of limitations lapses on October 15 of 2025 and 2026, respectively. The Company's 2023 and 2024 tax years are being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Various states and foreign jurisdictions are currently examining the Company's prior years' state and foreign income tax returns.

The Company recorded $8 million of accrued interest and penalties related to uncertain tax positions for the year ended December 31, 2024, $6 million for the year ended December 31, 2023, and $33 million for the year ended December 31, 2022.

(9) Stockholders' Equity

Preferred Stock

On September 14, 2020, QVC Group issued its Preferred Stock. There were 13,500,000 shares of Preferred Stock authorized and 12,723,258 shares and 12,706,843 shares issued and outstanding at December 31, 2024 and 2023, respectively.

Priority. The Preferred Stock ranks senior to the shares of QVC Group common stock, with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of QVC Group's affairs. Shares of Preferred Stock are not convertible into shares of QVC Group common stock.

Dividends. Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a rate of 8.0% per annum of the liquidation price (as described below) on a cumulative basis, during the term. If declared, accrued dividends will be payable quarterly on each dividend payment date, beginning December 15, 2020 and thereafter on each March 15, June 15, September 15, and December 15 during the term (or, if such date is not a business day, the next business day after such date). If QVC Group fails to pay dividends or the applicable redemption price with respect to any redemption within 30 days after the applicable dividend payment or redemption date, the dividend rate will increase as provided by the Certificate of Designations for the Preferred Stock (the "Certificate of Designations"). Accrued dividends that are not paid within 30 days after the applicable dividend payment date will be added to the liquidation price until paid together with all dividends accrued thereon.

The ability of QVC Group to declare or pay any dividend on, or purchase, redeem, or otherwise acquire, any of its common stock or any other stock ranking on parity with the Preferred Stock will be subject to restrictions if QVC Group does not pay all dividends and all redemption payments on the Preferred Stock, subject to certain exceptions as set forth in the Certificate of Designations.

During the years ended December 31, 2024, 2023 and 2022, the Company declared and paid four quarterly cash dividends, each for $2.00 per share to stockholders of record of the Preferred Stock. On February 14, 2025, the Company declared a quarterly cash dividend of $2.00 per share, which will be payable in cash on March 17, 2025 to stockholders of record of the Preferred Stock at the close of business on February 28, 2025.

Distributions upon Liquidation, Dissolution or Winding Up. Upon QVC Group's liquidation, winding-up or dissolution, each holder of shares of the Preferred Stock will be entitled to receive, before any distribution is made to the holders of QVC Group common stock, an amount equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued from the immediately preceding dividend payment date, subject to the prior payment of liabilities owed to QVC Group's creditors and the preferential amounts to which any stock senior to the Preferred Stock is entitled. The Preferred Stock has a liquidation price equal to the sum of (i) $100, plus (ii) all accrued and unpaid dividends (whether or not declared) that have been added to the liquidation price.

Mandatory and Optional Redemption. The Preferred Stock is subject to mandatory redemption on March 15, 2031 at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date. On or after the fifth anniversary of September 14, 2020 (the "Original Issue Date"), QVC Group may redeem all or a portion of the outstanding shares of Preferred Stock, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date plus, if the redemption is (x) on or after the fifth anniversary of the Original Issue Date but prior to its sixth anniversary, 4.00% of the liquidation price, (y) on or after the sixth anniversary of the Original Issue Date but prior to its seventh anniversary, 2.00% of the liquidation price and (z) on or after the seventh anniversary of the Original Issue Date, zero. Both mandatory and optional redemptions must be paid in cash.

Voting Power. Holders of the Preferred Stock will not have any voting rights or powers, except as specified in the Certificate of Designations or as required by Delaware law.

Preferred Stock Directors. So long as the aggregate liquidation price of the outstanding shares of Preferred Stock exceeds 25% of the aggregate liquidation price of the shares of Preferred Stock issued on the Original Issue Date, holders of Preferred Stock will have certain director election rights as described in the Certificate of Designations whenever dividends on shares of Preferred Stock have not been declared and paid for two consecutive dividend periods and whenever QVC Group fails to pay the applicable redemption price in full with respect to any redemption of the Preferred Stock or fails to make a payment with respect to the Preferred Stock in connection with a liquidation or Extraordinary Transactions (as defined in the Certificate of Designations).

Recognition. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, the Company concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the consolidated balance sheets. The Preferred Stock was initially recorded at its fair value, which was determined to be the liquidation preference of $100 per share. Given the liability classification of the Preferred Stock, all dividends accrued are classified as interest expense in the consolidated statements of operations. The fair value of the Preferred Stock (level 1) was $439 million and $457 million as of December 31, 2024 and 2023, respectively.

Common Stock

Series A common stock has one vote per share, and Series B common stock has ten votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. The Series A and Series B common stock participate on an equal basis with respect to dividends and distributions.

At an annual meeting of stockholders held on June 2, 2015, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation that increased (i) the total number of shares of the Company's capital stock which the Company will have the authority to issue to 9,015 million shares, (ii) the number of shares of the Company's capital stock designated as "Common Stock" to 8,965 million shares and (iii) the number of shares of Common Stock designated as "Series A Liberty Ventures Common Stock," "Series B Liberty Ventures Common Stock" and "Series C Liberty Ventures Common Stock" to 400 million shares, 15 million shares and 400 million shares, respectively.

At an annual meeting of stockholders held on May 23, 2018, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation, which (i) eliminated the tracking stock capitalization structure of the Company and (ii) reclassified each outstanding share of Series A and Series B QVC Group common stock into one share of our Series A and Series B common stock, respectively. In addition, the amendment to the Restated Certificate of Incorporation changed (i) the total number of shares of the Company's capital stock which the Company will have the authority to issue to 8,200 million shares, (ii) the number of shares of the Company's capital stock designated as "Common Stock" to 8,150 million shares, (iii) the number of shares of Common Stock designated as "Series A Common Stock," "Series B Common Stock" and "Series C Common Stock" to 4,000 million shares, 150 million shares and 4,000 million shares, respectively, and (iv) the number of shares of the Company's capital stock designated as "Preferred Stock" to 50 million shares.

As of December 31, 2024, QVC Group reserved for issuance upon exercise of outstanding stock options approximately 19.2 million shares of Series A common stock and approximately 0.4 million shares of Series B common stock.

In addition to the Series A and Series B common stock, there are 4 billion shares of Series C common stock authorized for issuance, respectively. As of December 31, 2024, no shares of any Series C common stock were issued or outstanding.

Purchases of Common Stock

There were no shares of Series A common stock repurchased during the years ended December 31, 2024, 2023 and 2022.

(10) Related Party Transactions with Officers and Directors

Chairman Compensation Arrangement

In December 2019, LMC entered into a new employment arrangement with Gregory B. Maffei, our Chairman. The arrangement provided for a five year employment term which began on January 1, 2020 and ended December 31, 2024, with an annual base salary of $3 million (with no contracted increase), a one-time cash commitment bonus of $5 million (paid in December 2019), an annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), upfront equity awards and annual equity awards (as described below).

The Chairman was entitled to receive term equity awards with an aggregate GDFV of $90 million (the "Upfront Awards") which were granted in two equal tranches. The first tranche consisted of time-vested stock options from each of QVC Group, LMC, Liberty Broadband and GCI Liberty and time-vested restricted stock units ("RSUs") from Liberty TripAdvisor Holdings, Inc. ("Liberty TripAdvisor") (collectively, the "2019 term awards") that vested, in each case, on December 31, 2023 (except Liberty TripAdvisor's award of time-vested RSUs, which vested on December 15, 2023). The second tranche of the Upfront Awards consisted of time-vested stock options from each of LMC, QVC Group, Liberty Broadband and GCI Liberty and time-vested RSUs from Liberty TripAdvisor (collectively, the "2020 term awards") that vested, in each case, on December 31, 2024 (except Liberty TripAdvisor's award of time-vested RSUs, which vested on December 7, 2024).

The Chairman was also entitled to receive annual equity award grants with an annual aggregate GDFV of $17.5 million, consisting of time-vested options, performance-based RSUs or a combination of both, at the election of the Chairman. The annual equity awards were granted directly by QVC Group, LMC, Liberty Broadband, Atlanta Braves Holdings, Inc. and Liberty TripAdvisor according to their applicable allocation percentage. The allocation percentage was determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on an LMC-wide and Chairman basis, weighted 50%, in each case, absent agreement to the contrary by QVC Group, LMC, Liberty Broadband, Atlanta Braves Holdings, Inc. and Liberty TripAdvisor in consultation with the Chairman. The allocation percentage was then adjusted annually and following certain events. For the years ended December 31, 2024, 2023 and 2022 the allocation percentage for QVC Group was 10%, 11% and 13%, respectively. Vesting of any annual performance-based RSUs was subject to the achievement of one or more performance metrics as approved by the Compensation Committee of the applicable company with respect to its respective allocable portion of the annual performance-based RSUs.

Our Chairman's employment arrangement with LMC ended on December 31, 2024, but he continues to serve as Chairman of QVC Group.

CEO Employment Agreement

On July 12, 2021, the Compensation Committee of the Board of Directors of QVC Group approved the Company's entry into an employment agreement with David Rawlinson II, effective July 12, 2021. Effective October 1, 2021, Mr. Rawlinson began to serve as President and Chief Executive Officer of QVC Group. Mr. Rawlinson concurrently assumed the same positions with QVC. Mr. Rawlinson joined the Board of Directors effective January 1, 2022. On December 27, 2024, QVC Group and Mr. Rawlinson entered into an agreement to extend his current employment arrangement through February 28, 2025.

Maffei Arrangements

On June 3, 2021, the Company and Mr. Maffei entered into a Stock Exchange Agreement (the "Maffei Stock Exchange Agreement") pursuant to which, among other things, QVC Group agreed that on the terms and subject to the conditions of the Maffei Stock Exchange Agreement, Mr. Maffei, at his option (during the six-month period following the vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021), may transfer to the Company the number of shares of QVC Group Series A common stock ("QVCGA") actually received by Mr. Maffei upon vesting of such performance-based restricted stock unit award in exchange for an equivalent number of newly-issued shares of QVC Group Series B common stock ("QVCGB").

Pursuant to the terms of the Maffei Stock Exchange Agreement, on March 25, 2022, Mr. Maffei transferred to the Company an aggregate of 229,022 shares of QVCGA received by Mr. Maffei upon vesting of the performance-based RSU award granted to Mr. Maffei on March 10, 2021 and in exchange, the Company issued to Mr. Maffei an equivalent number of shares of QVCGB. Each share of QVCGB stock is convertible, at the option of the holder, into one share of QVCGA.

On September 25, 2024, the Company entered into a call agreement (the "Call Agreement") with Gregory B. Maffei, pursuant to which Mr. Maffei granted to the Company the right to purchase all shares of High Vote Stock (as defined below) owned by Mr. Maffei and certain successors and permitted transferees (collectively, the "Maffei Group") upon Mr. Maffei's death. If that right is exercised, the Company may acquire the High Vote Stock at a price equal to the market price of the Low Vote Stock (as defined below) into which such High Vote Stock is convertible, plus a 10% premium. The Company also has a right of first refusal to purchase High Vote Stock that a member of the Maffei Group may propose to sell to a third party, at a purchase price equal to the lesser of (i) the price offered by the third party and (ii) the market price of the Low Vote Stock into which such High Vote Stock is convertible, plus a 10% premium. In either case, if the Company exercises its right to purchase the High Vote Stock of the applicable member of the Maffei Group, such member of the Maffei Group can elect to receive from the Company the purchase price for such High Vote Stock in cash, shares of Low Vote Stock or a combination thereof. The Call Agreement also prohibits any member of the Maffei Group from disposing of High Vote Stock, except for certain exempt transfers (such as transfers to specified related parties, the conversion of any High Vote Stock to Low Vote Stock on a one-for-one basis or certain dispositions to satisfy withholding obligations in connection with the exercise of stock options) and except if the Company fails to exercise its right of first refusal in connection with a proposed sale of High Vote Stock to a third party.

For purposes of the Call Agreement, "High Vote Stock" is common stock of the Company of any series that has voting rights greater than one vote per share, while "Low Vote Stock" is common stock of the Company of any series that has not more than one vote per share. The High Vote Stock currently consists of the QVCGB, while the Low Vote Stock currently consists of the QVCGA.

(11) Stock-Based Compensation

QVC Group - Incentive Plans

The Company has granted to certain of its directors, employees and employees of its subsidiaries, restricted stock ("RSAs"), RSUs and options to purchase shares of the Company's common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the GDFV of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Pursuant to the QVC Group, Inc. 2020 Omnibus Incentive Plan (the "2020 Plan"), the Company may grant Awards in respect of a maximum of 30.0 million shares of QVC Group common stock plus the shares remaining available for Awards under the prior QVC Group, Inc. 2016 Omnibus Incentive Plan (the "2016 Plan"), as amended, as of close of business on May 20, 2020, the day before the effective date of the 2020 Plan. Any forfeited shares from the 2016 Plan shall also be available again under the 2020 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. QVC Group issues new shares upon exercise of equity awards.

QVC Group – Grants

The following table presents the number and weighted average GDFV of Awards granted by QVC Group during the years ended December 31, 2024, 2023 and 2022:

	For the Years ended December 31,					
	2024		**2023**		**2022**	
	Awards Granted (000's)	**Weighted Average GDFV**	**Awards Granted (000's)**	**Weighted Average GDFV**	**Awards Granted (000's)**	**Weighted Average GDFV**
Series A common stock RSUs, subsidiary employees (1)	— $	—	3,519 $	0.93	17,302 $	3.82
Series A common stock RSUs, QVC Group employees and directors (2) . . .	4 $	0.57	680 $	1.40	899 $	2.72
Series A common stock RSUs, David Rawlinson II (3).	3,738 $	1.23	1,869 $	1.51	596 $	4.91
Series B common stock RSUs, QVC Group Chairman of the Board (4)	296 $	5.01	353 $	5.51	327 $	4.95

(1) Grants made in 2023 vest between one and three years. Grants made in 2022 generally vest annually over three years.

(2) Grants mainly vest in one year for directors and one year from the month of grant for employees, subject to the satisfaction of certain performance objectives.

(3) Grant made in 2024 vests one year from the month of grant, grant made in 2023 cliff vested in March 2024 and grant made in 2022 cliff vested in March 2023, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Grants were made in connection with Mr. Rawlinson's employment agreement (see note 10).

(4) QVC Group granted 296 thousand, 353 thousand and 327 thousand performance-based RSUs of QVCGB in 2024, 2023 and 2022, respectively. These grants vest one year from the month of the grant, subject to the satisfaction of certain performance objectives. Grants were made in connection with our Chairman's employment agreement.

Also during the year ended December 31, 2024, QVC Group granted 20.4 million and 941 thousand performance-based, cash-settled RSUs of QVCGA to subsidiary employees and QVC Group employees, respectively, and 21.2 million time-based, cash-settled RSUs of QVCGA to subsidiary employees. During the year ended December 31, 2023, QVC Group granted 20.4 million performance-based, cash-settled RSUs of QVCGA to subsidiary employees. These cash-settled RSUs mainly vest equally over three years, subject to the satisfaction of certain performance objectives, as applicable. The liability and compensation expense related to such awards is adjusted at the end of each reporting period based on the closing market price of QVCGA on the last trading day of the quarter combined with the probability of satisfying the performance objectives, as applicable.

Notes to Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

For awards that are performance-based, performance objectives, which are subjective, are considered in determining the timing and amount of compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

Pursuant to the terms of the Maffei Stock Exchange Agreement, on March 25, 2022, Mr. Maffei transferred to the Company an aggregate of 229,022 shares of QVCGA received by Mr. Maffei upon vesting of the performance-based RSU award granted to Mr. Maffei on March 10, 2021 and in exchange, the Company issued to Mr. Maffei an equivalent number of shares of QVCGB. Each share of QVCGB stock is convertible, at the option of the holder, into one share of QVCGA.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent re-measurement of its liability classified awards using the Black-Scholes-Merton model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. The volatility used in the calculation for Awards is based on the historical volatility of the Company's stock. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options. There were no options granted in 2024, 2023 and 2022.

QVC Group - Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase QVC Group common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	QVC Group							
	Series A				Series B			
	Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)	Options (000's)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Options outstanding at January 1, 2024	23,530	$ 7.72			723	$ 12.35		
Granted	—	$ —			—	$ —		
Exercised	—	$ —			—	$ —		
Forfeited/Cancelled	(4,299)	$ 10.55			(316)	$ 11.59		
Options outstanding at December 31, 2024	19,231	$ 7.09	1.9 years	$ —	407	$ 12.95	0.3 years	$ —
Options exercisable at December 31, 2024	19,173	$ 7.08	1.9 years	$ —	407	$ 12.95	0.3 years	$ —

The following table presents the number and weighted average GDFV of RSUs granted to certain officers, employees and directors of the Company.

	Series A (000's)	Weighted Average GDFV	Series B (000's)	Weighted Average GDFV
RSUs outstanding at January 1, 2024	14,691	$ 3.30	353	$ 5.51
Granted	3,742	$ 1.23	296	$ 5.01
Vested	(7,400)	$ 3.66	(353)	$ 4.85
Forfeited/Cancelled	(2,273)	$ 2.37	—	$ —
RSUs outstanding at December 31, 2024	8,760	$ 2.35	296	$ 5.01

QVC Group - Restricted Stock and Restricted Stock Units

The Company has approximately 8.8 million, 296 thousand and 552 unvested RSAs and RSUs of QVCGA, QVCGB and Preferred Stock, respectively, held by certain directors, officers and employees of the Company as of December 31, 2024. The QVCGA and QVCGB unvested RSAs and RSUs have a weighted average GDFV of $2.37 per share and $5.01 per share, respectively, and there is currently no incremental cost associated with the unvested Preferred Stock RSAs and RSUs.

The aggregate fair value of all QVCGA, QVCGB and Preferred Stock RSAs and RSUs that vested during the years ended December 31, 2024, 2023 and 2022 was $11 million, $13 million and $25 million, respectively.

QVC Group - Exercises

There were no options exercised in 2024. The aggregate intrinsic value of all options exercised during the years ended December 31, 2023 and 2022 was $4 thousand and $1 million, respectively.

As of December 31, 2024, the total unrecognized compensation cost related to unvested QVC Group Awards was approximately $10 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.3 years.

As of December 31, 2024, QVC Group reserved 19.6 million shares of Series A and Series B common stock for issuance under exercise privileges of outstanding stock options.

(12) Employee Benefit Plans

Subsidiaries of QVC Group sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment in QVC Group common stock, as well as other mutual funds. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $27 million, $26 million and $29 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(13) Other Comprehensive Earnings (Loss)

Accumulated other comprehensive earnings (loss) included in the Company's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

	Foreign currency translation adjustments	Share of AOCI of equity affiliates	Comprehensive Earnings (loss) Attributable to Credit Risk Adjustments	Other	AOCI
			amounts in millions		
Balance at January 1, 2022	$ (183)	(5)	21	88	(79)
Other comprehensive earnings (loss) attributable to QVC Group, Inc. stockholders	(166)	—	277	(14)	97
Balance at December 31, 2022	(349)	(5)	298	74	18
Other comprehensive earnings (loss) attributable to QVC Group, Inc. stockholders	23	5	84	(44)	68
Balance at December 31, 2023	$ (326)	—	382	30	86
Other comprehensive earnings (loss) attributable to QVC Group, Inc. stockholders	(80)	—	(21)	—	(101)
Balance at December 31, 2024	$ (406)	—	361	30	(15)

The components of other comprehensive earnings (loss) are reflected in QVC Group's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

	Before-tax amount	Tax (expense) benefit	Net-of-tax amount
	amounts in millions		
Year ended December 31, 2024:			
Foreign currency translation adjustments	$ (82)	(5)	(87)
Comprehensive earnings (loss) attributable to credit risk adjustments	(27)	6	(21)
Other comprehensive earnings (loss)	$ (109)	1	(108)
Year ended December 31, 2023:			
Foreign currency translation adjustments	$ 17	(2)	15
Recognition of previously unrealized losses (gains) on debt, net	(60)	17	(43)
Comprehensive earnings (loss) attributable to credit risk adjustments	111	(27)	84
Other	5	—	5
Other comprehensive earnings (loss)	$ 73	(12)	61
Year ended December 31, 2022:			
Foreign currency translation adjustments	$ (185)	3	(182)
Recognition of previously unrealized losses (gains) on debt, net	(18)	4	(14)
Comprehensive earnings (loss) attributable to credit risk adjustments	365	(88)	277
Other comprehensive earnings (loss)	$ 162	(81)	81

(14) Commitments and Contingencies

Litigation

QVC Group has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible QVC Group may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Fire at Rocky Mount Fulfillment Center

On December 18, 2021, QVC experienced a fire at its Rocky Mount fulfillment center in North Carolina. Rocky Mount was QVC's second-largest fulfillment center for QxH and QVC's primary returns center for hard goods. The Company maintains property, general liability and business interruption insurance coverage.

During the year ended December 31, 2022, the Company recorded $157 million of fire related costs including $95 million for the write-down of Rocky Mount inventory which was included in Cost of goods sold. Due to the circumstances surrounding the write-down of the inventory, this write-down has been excluded from Adjusted OIBDA (as defined in note 15).

In June 2023, the Company agreed to a final insurance settlement with its insurance company and received all remaining proceeds related to the Rocky Mount claim. During the year ended December 31, 2023, the Company received $280 million of insurance proceeds, of which $210 million represented recoveries for business interruption losses. During the year ended December 31, 2023, the Company recorded $32 million of fire related costs and recognized net gains of $208 million representing proceeds received in excess of recoverable losses in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statements of operations.

In February 2023, QVC sold the Rocky Mount fulfillment center to an independent third party and as of December 31, 2023 received net cash proceeds of $19 million. QVC recognized gains on the sale of $17 million during the year ended December 31, 2023, calculated as the difference between the aggregate consideration received and the carrying value of the property. The gain is included in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Project Athens

On June 27, 2022, QVC Group announced a five-point turnaround plan designed to stabilize and differentiate its QVC-U.S. and HSN brands and expand the Company's leadership in video streaming commerce ("Project Athens"). Project Athens main initiatives include: (i) improve customer experience and grow relationships; (ii) rigorously execute core processes; (iii) lower cost to serve; (iv) optimize the brand portfolio; and (v) build new high growth businesses anchored in strength.

During 2022, QVC commenced the first phase of Project Athens, including actions to reduce inventory and a planned workforce reduction that was completed in February 2023. These initiatives are consistent with QVC's strategy to operate more efficiently as it implements its turnaround plan. During the year ended December 31, 2023, QVC implemented a workforce reduction and recorded restructuring charges of $13 million in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

During the second quarter of 2024, QVC entered into an agreement and announced a plan to shift its global operating model for IT services to a managed services model. As a result, during the year ended December 31, 2024, QVC recorded restructuring charges of $18 million in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Other

In October 2023, HSN entered into a settlement agreement with the CPSC in which HSN agreed to pay a civil penalty of $16 million to settle the CPSC's claim that HSN allegedly failed to timely submit a report under the Consumer Product Safety Act ("CPSA") in relation to handheld clothing steamers sold by HSN under the Joy Mangano brand names My Little Steamer® and My Little Steamer® Go Mini that were subject to a voluntary recall previously announced on May 26, 2021. The settlement agreement also requires HSN to implement and maintain a compliance program to ensure compliance with the CPSA. The civil penalty was recorded in restructuring, penalties and fire related costs, net of (recoveries) in the consolidated statement of operations.

Zulily Restructuring

In the first quarter of 2022, Zulily began to execute a series of transformation initiatives, beginning with the announcement of the closure of its fulfillment center in Bethlehem, Pennsylvania, and reduction in corporate workforce. Zulily recorded $5 million of restructuring charges during the year ended December 31, 2023, related to its reduction in corporate workforce. Zulily recorded $13 million of restructuring charges during the year ended December 31, 2022, approximately $9 million of which related to its regional office space strategy and expenses associated with the Pennsylvania facility closure, and approximately $4 million of which related to a reduction in corporate workforce. Zulily was a wholly owned subsidiary of QVC Group until its divestiture on May 24, 2023 (see note 1).

(15) Information About QVC Group's Operating Segments

QVC Group, through its ownership interests in subsidiaries and other companies, is primarily engaged in the video and on-line commerce industries. QVC Group identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of QVC Group's annual pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation.

QVC Group's chief operating decision maker, the chief executive officer, evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, cost of goods sold, gross profit, operating expense, advertising expense, selling, general and administrative expense and Adjusted OIBDA, in addition to average sales price per unit, number of units shipped and revenue or sales per customer equivalent. In addition, QVC Group reviews nonfinancial measures such as unique website visitors, conversion rates and active customers, as appropriate.

For segment reporting purposes, QVC Group defines Adjusted OIBDA as revenue less cost of goods sold, operating expenses, and SG&A excluding stock-based compensation and, where applicable, separately identified items impacting comparability. QVC Group believes this measure is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, and where applicable, separately identified impairments, litigation settlements, restructuring, penalties, acquisition-related costs, fire related

QVC GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

costs, net of recoveries (including Rocky Mount inventory losses) and gains on sale leaseback transactions, that are included in the measurement of operating income (loss) pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. QVC Group generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

For the year ended December 31, 2024, QVC Group has identified the following consolidated subsidiaries as its reportable segments:

- QxH – QxH markets and sells a wide variety of consumer products in the U.S., primarily by means of its televised shopping programs and via the Internet through their websites and mobile applications.

- QVC International – QVC International markets and sells a wide variety of consumer products in several foreign countries, primarily by means of its televised shopping programs and via the Internet through its international websites and mobile applications.

- CBI – CBI consists of a portfolio of aspirational home and apparel brands in the U.S. that sell merchandise through brick-and-mortar retail locations as well as via the Internet through their websites.

QVC Group's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant accounting policies.

Performance Measures

| | Year ended December 31, 2024 | | | | |
	QxH	QVC Int'l	CBI	Corporate and other	Total
	amounts in millions				
Net Revenue	$ 6,598	2,399	1,040	—	10,037
Cost of goods sold	4,373	1,532	619	—	6,524
Gross profit	2,225	867	421	—	3,513
Operating expense	512	181	41	—	734
Advertising expense	277	35	172	—	484
Selling, general and administrative expense (excluding stock based compensation and advertising)	671	318	172	31	1,192
Adjusted OIBDA	$ 765	333	36	(31)	1,103

	Year ended December 31, 2023				
	QxH	**QVC Int'l**	**CBI**	**Corporate and other**	**Total**
	amounts in millions				
Net Revenue	$ 6,995	2,454	1,165	301	10,915
Cost of goods sold (excluding depreciation and amortization)	4,711	1,562	717	240	7,230
Gross profit	2,284	892	448	61	3,685
Operating expense	549	190	45	11	795
Advertising expense	251	38	178	30	497
Selling, general and administrative expense (excluding stock based compensation and advertising)	738	339	158	84	1,319
Adjusted OIBDA	$ 746	325	67	(64)	1,074

	Year ended December 31, 2022				
	QxH	**QVC Int'l**	**CBI**	**Corporate and other**	**Total**
	amounts in millions				
Net Revenue	$ 7,359	2,528	1,313	906	12,106
Cost of goods sold (excluding depreciation, amortization, and Rocky Mount inventory losses)	5,131	1,620	850	721	8,322
Gross profit	2,228	908	463	185	3,784
Operating expense	562	198	48	27	835
Advertising expense	259	39	166	72	536
Selling, general and administrative expense (excluding stock based compensation and advertising)	657	313	171	208	1,349
Adjusted OIBDA	$ 750	358	78	(122)	1,064

Other Information

	December 31, 2024		December 31, 2023	
	Total assets	**Capital expenditures**	**Total assets**	**Capital expenditures**
	amounts in millions			
QxH	$ 6,388	122	8,088	128
QVC International	1,761	51	1,892	54
CBI	567	26	566	45
Corporate and other	527	—	822	3
Consolidated QVC Group	$ 9,243	199	11,368	230

The following table provides a reconciliation of consolidated segment Adjusted OIBDA to operating income and earnings (loss) from continuing operations before income taxes:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
Consolidated segment Adjusted OIBDA.	$ 1,103	1,074	1,064
Stock-based compensation	(32)	(53)	(60)
Depreciation and amortization	(383)	(407)	(481)
Restructuring, penalties and fire related (costs), net of recoveries. . . .	(18)	189	(3)
Gains on sale of assets and sale leaseback transactions	1	113	520
Impairment of intangible assets	(1,480)	(326)	(3,081)
Operating income.	(809)	590	(2,041)
Interest expense	(468)	(451)	(456)
Interest and dividend income	50	52	10
Realized and unrealized gains (losses) on financial instruments, net . .	(60)	(61)	55
Loss on disposition of Zulily, net	—	(64)	—
Tax sharing income (expense) with Liberty Broadband.	(4)	(11)	79
Other, net	—	11	45
Earnings (loss) from continuing operations before income taxes.	$ (1,291)	66	(2,308)

Revenue by Geographic Area

The following table summarizes net revenue generated by subsidiaries located within the identified geographic areas:

	Years ended December 31,		
	2024	2023	2022
	amounts in millions		
United States	$ 7,638	8,442	9,514
Japan	870	945	1,017
Germany	785	788	813
Other foreign countries	744	740	762
	$ 10,037	10,915	12,106

Long-lived Assets by Geographic Area

	December 31,	
	2024	2023
	amounts in millions	
U.S.	$ 351	348
Japan	81	91
Germany	21	19
Other foreign countries	49	54
	$ 502	512

QVC Group, Inc.
Reconciliation of QVC Group, Inc. ("QVC Group") Net Assets and
Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

December 31, 2024

(unaudited)

amounts in millions

QVC Group Net Assets	$	(885)
Reconciling items:		
Adjustment to reflect Cornerstone Brands, Inc. ("CBI") as an equity investment (1)		(187)
Preferred Stock liability (2)		1,272
Cash held by QVC Group		(269)
Other corporate net (assets) liabilities		10
Liberty LLC Net Assets	$	(59)
QVC Group Net Earnings	$	(1,250)
Reconciling items:		
Adjustment to reflect CBI equity method share of (earnings) loss (1)		(3)
Preferred stock dividends		102
Other corporate (earnings) loss		29
Liberty LLC Net Earnings	$	(1,122)

(1) On December 29, 2017, QVC Group acquired the approximate remaining 62% of HSN, Inc. (which includes its televised shopping business "HSN" and its catalog retail business "Cornerstone") it did not already own. On December 31, 2018, QVC Group transferred their 100% ownership interest in HSN to QVC, Inc. through a transaction amongst entities under common control and based on the guidance for accounting for transactions amongst entities under common control HSN's results have been excluded for the entire period. Liberty LLC continues to hold 38% of Cornerstone and accounts for its ownership in Cornerstone as an equity method investment.

(2) On September 14, 2020, QVC Group issued the 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, QVC Group concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the consolidated balance sheets.

CORPORATE DATA

BOARD OF DIRECTORS

Gregory B. Maffei
Executive Chairman of the Board
QVC Group, Inc.

Richard N. Barton
Co-Founder and Co-Executive Chairman
Zillow Group, Inc.

Fiona P. Dias
Principal Digital Partner
Ryan Retail Consulting

David Rawlinson II
President and Chief Executive Officer
QVC Group, Inc.

M. Ian G. Gilchrist
Retired Director and President
Trine Acquisition Corp.

Evan D. Malone, Ph.D.
President
NextFab Studio, LLC

John C. Malone
Chairman of the Board
Liberty Media Corporation

Larry E. Romrell
Retired Executive Vice President
Tele-Communications, Inc.

Andrea L. Wong
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

EXECUTIVE COMMITTEE

David Rawlinson II

Gregory B. Maffei

John C. Malone

COMPENSATION COMMITTEE

Larry E. Romrell (Chair)

M. Ian G. Gilchrist

Andrea L. Wong

AUDIT COMMITTEE

M. Ian G. Gilchrist (Chair)

Fiona P. Dias

Larry E. Romrell

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

Andrea L. Wong (Chair)

Richard N. Barton

Fiona P. Dias

SENIOR OFFICERS

Gregory B. Maffei
Chairman of the Board

David Rawlinson II
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief
Administrative Officer
*Chief Administrative Officer through
March 31, 2025

Brian J. Wendling
Chief Accounting Officer and Principal
Financial Officer
*through March 31, 2025

Bill Wafford
Chief Financial Officer and Chief
Administrative Officer
*beginning April 1, 2025

Ben Oren
Executive Vice President and Treasurer

CORPORATE SECRETARY

Katherine C. Jewell

CORPORATE HEADQUARTERS
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5300

STOCK INFORMATION
Series A and B Common Stock (QVCGA/B)
and our 8% Series A Cumulative Redeemable
Preferred Stock (QVCGP) trade on the
NASDAQ Capital Market.

CUSIP NUMBERS
QVCGA – 74915M 100
QVCGB – 74915M 209
QVCGP – 74915M 308

TRANSFER AGENT
QVC Group, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8461
Toll Free: (626) 427-6421
https://shareholder.broadridge.com/qvc

INVESTOR RELATIONS
Shane Kleinstein
investor@qvcgrp.com
(866) 876-0461

ON THE INTERNET
Visit the QVC Group, Inc. website at
www.qvcgrp.com

FINANCIAL STATEMENTS
QVC Group, Inc. financial statements are filed
with the Securities and Exchange
Commission. Copies of these financial
statements can be obtained from the
Transfer Agent or through the QVC Group, Inc.
website.

ELECTRONIC DELIVERY

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- If you are a registered stockholder, please visit **www.proxyvote.com** for simple instructions.
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2025 ANNUAL MEETING OF STOCKHOLDERS

Monday, May 12, 2025
11:00 a.m. Mountain Time
The 2025 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.

OUR ENVIRONMENT

QVC Group believes in working to keep our environment cleaner and healthier. Every day, QVC Group takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

QVC Group's initiative in reducing its carbon footprint by promoting electronic delivery of stockholder materials has had a positive effect on the environment. Based upon 2024 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

- Using approximately 54.9 fewer tons of wood, or 329 fewer trees
- Using approximately 351 million fewer BTUs, or the equivalent of the amount of energy used by 417 refrigerators
- Using approximately 247,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 22.4 automobiles running for 1 year
- Saving approximately 294,000 gallons of water, or the equivalent of approximately 13.4 swimming pools
- Saving approximately 16,200 pounds of solid waste
- Reducing hazardous air pollutants by approximately 22 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit **www.papercalculator.org.**



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